EXHIBIT 2.1

MEMBERSHIP INTEREST PURCHASE AGREEMENT
by and between
CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP,
as Seller
and
HUSKY SUPERIOR REFINING HOLDING CORP.,
as Buyer
_____________________
Dated as of August 11, 2017
_____________________

i

EXHIBITS
Exhibit A	Form of Environmental Policy Assignment Agreement
Exhibit B	Form of Transition Services Agreement
Exhibit C	Form of Membership Interest Assignment
Exhibit D	Form of Waiver and Release
Exhibit E-1	Form of Easement Estoppel
Exhibit E-2	Form of Landlord Estoppel
Exhibit F	Form of Supply Contract

SCHEDULES
Schedule 1.1(a)	Balance Sheet Rules
Schedule 1.1(b)	Reimbursable Capital Expenditures
Schedule 1.1(c)	Business Employees
Schedule 1.1(d)	Excluded Assets
Schedule 1.1(e)	Knowledgeable Parties
Schedule 1.1(f)	Permitted Liens
Schedule 1.1(h)	Company Rail Cars
Schedule 1.1(i)	Specified Matter
Schedule 2.1	Representative Pre-Closing Statement
Schedule 2.4	Inventory; Measurement and Valuation Procedures
Schedule 2.9	Certain Post-Closing Adjustments
Schedule 4.3	Seller No Conflicts
Schedule 4.4	Seller Authorizations and Consents
Schedule 4.7	Seller Brokers
Schedule 5.2	Company No Conflicts
Schedule 5.3	Company Litigation
Schedule 5.9(b)	Taxes
Schedule 5.10(a)	Material Contracts
Schedule 5.10(e)	Company Credit Support
Schedule 5.11(a)	Company Intellectual Property
Schedule 5.12(a)	Real Property
Schedule 5.12(b)	Real Property Documents
Schedule 5.13	Tangible Personal Property; Sufficiency of Assets
Schedule 5.14(a)	Business Employees
Schedule 5.14(c)	Labor Matters
Schedule 5.14(e)	Independent Contractors
Schedule 5.15(a)	Seller Plans/Company Plans
Schedule 5.15(c)	ERISA Liability
Schedule 5.16	Insurance
Schedule 5.18	Company Environmental Matters
Schedule 5.19	Permits
Schedule 5.20	Bank Accounts
Schedule 6.7	Buyer Brokers
Schedule 7.1	Conduct of Business of Company
Schedule 7.1(b)(v)	Capital Budget
Schedule 7.6(a)	Optional Employees
Schedule 7.12	Seller Credit Support
Schedule 7.13(d)	Transition Services

v

Schedule 7.17(a)	Specified Consents
Schedule 7.19	Renewable Fuel Standard Compliance Cooperation
Schedule 9.8	Third Party Consents
Schedule 12.4(g)(ii)	Remedial Actions

MEMBERSHIP INTEREST PURCHASE AGREEMENT
This MEMBERSHIP INTEREST PURCHASE AGREEMENT, dated as of August 11, 2017 (this “Agreement”), is by and between Calumet Lubricants Co., Limited Partnership, an Indiana limited partnership (“Seller”) and Husky Superior Refining Holding Corp., a Delaware corporation (“Buyer”). Buyer and Seller are each sometimes referred to herein, individually, as a “Party” and, collectively, as the “Parties.”
RECITALS
WHEREAS, Seller owns 100% of the issued and outstanding membership interests (the “Interests”) of Calumet Superior, LLC, a Delaware limited liability company (the “Company”);
WHEREAS, the Company (together with an Affiliate thereof, in the case of clause (iii) below), conducts a refining business which is comprised primarily of (i) the operation of the Refinery (and related assets and properties, including the Proprietary Pipeline), (ii) the operation of certain refined products and asphalt terminals including the Superior Terminal, Duluth Terminal, Crookston Terminal and Rhinelander Terminal which are owned by the Company, and the Duluth Marine Terminal, which is leased by the Company (collectively, the “Terminals”), (iii) the wholesale fuels business where the Company and an Affiliate thereof sell fuels to Calumet branded gas stations throughout Minnesota, Wisconsin and Michigan and (iv) the operation of certain crude gathering assets and line space in North Dakota, including the Lease Automatic Custody Transfer stations at Stanley, Beaver Lodge Station and Alexander (collectively, the “Business”);
WHEREAS, Seller wishes to sell to Buyer, and Buyer wishes to purchase from Seller, all of the Interests on the terms and subject to the conditions set forth in this Agreement; and
WHEREAS, concurrently with the execution hereof, Buyer has delivered to Seller the Guaranty pursuant to which Parent is providing Seller with credit support in respect of Buyer’s obligations hereunder through the Closing and those obligations of Buyer under Section 2.3(c), 2.4(c) and 2.5(d).
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:
ARTICLE I
DEFINITIONS

Section 1.1Definitions. The following capitalized terms shall have the following meanings for all purposes of this Agreement:

“Acceptable Assignment Agreement” means a special purpose assignment agreement that is either (a) substantially in the form of that certain Assignment and Assumption Agreement, dated as of August 10, 2017, by and between Calumet Specialty Products and the Company or (b) otherwise agreed to by the Parties, acting reasonably.

“Accounting Rules” means the accounting principles, methods and practices specifically used in preparing the most recent balance sheet as reflected in Schedule 1.1(a).
“Action” means any action, arbitration, audit, claim, charge, complaint, examination, investigation, litigation, suit or other civil, criminal or administrative proceeding by or before any Governmental Authority.
“Affiliate” means, with respect to any specified Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such specified Person. For the purposes of this definition, the term “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have correlative meanings.
“Antitrust Laws” means the Sherman Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, in each case including the rules and regulations promulgated thereunder, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.
“Benefit Plan” means any pension, profit-sharing, savings, retirement, employment, severance, termination, executive compensation, incentive compensation, deferred compensation, bonus, equity purchase, equity option, phantom equity or other equity-based compensation, change-in-control, retention, salary continuation, vacation, sick leave, disability, death benefit, group welfare insurance, hospitalization, medical, dental, life, Code Section 125 “cafeteria” or “flexible” benefit, educational assistance or material fringe benefit plan, program, policy, practice, agreement or arrangement, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA.
“BenzOUT License” means the BenzOUT Process and Technology License Agreement, dated July 21st, 2010, by and between Murphy Oil USA, Inc. and Badger Licensing LLC, as assigned to Calumet Specialty Products pursuant to an assignment letter dated as of August 1, 2011, as assigned by Calumet Specialty Products to the Company pursuant to that certain Assignment and Assumption agreement dated as of August 10, 2017.
“BNSF Consents” means the written consent of BNSF Railway Company, in form and substance reasonably satisfactory to Buyer, under each of (a) the BNSF Rail Contract 1, (b) the BNSF Rail Contract 2 and (c) the BNSF Rail Contract 3 (each as defined in the Disclosure Schedules), to the extent required pursuant to the terms thereof in connection with the Transactions.
“Board of Directors” means, with respect to any Person that is not a natural person, the board of directors, board of managers or other applicable governing body of such Person.
“BP Contract” means the Second Amended and Restated Crude Oil Purchase Agreement, dated as of December 1, 2016, as amended, by and between BP Products North America Inc. and the Company.

“Business Day” means any day other than a Saturday, a Sunday or other day on which commercial banks in Indianapolis, Indiana, New York, New York, Toronto, Ontario or Calgary, Alberta, are authorized or required by Law to close.
“Business Employee” means any individual who is an employee of Seller or an Affiliate of Seller whose employment primarily involves providing services to the Business, each of whom is listed Schedule 1.1(c), which includes, and separately designates on such schedule, any employee of Seller or any of its Affiliates who is employed primarily in the Business and who is, immediately prior to the Closing, absent from work on account of paid time-off, vacation, military, sick or personal leave, short or long-term disability or leave of absence (other than a leave of absence resulting from a reduction in force or a “bridging” of age and/or service credit for purposes of a Benefit Plan).
“Buyer Fundamental Representations” means, the representations and warranties set forth in Section 6.1 (Organization), Section 6.2 (Due Authorization) and Section 6.7 (Brokers).
“CAA” means the federal Clean Air Act, as amended (codified at 42 U.S.C. 7401 et seq.).
“Calumet Shreveport” means Calumet Shreveport Fuels LLC.
“Calumet Specialty Products” means Calumet Specialty Products Partners, L.P.
“Capital Budget” means the capital budget set forth on Schedule 7.1(b)(v).
“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act, as amended (codified at 42 U.S.C. 9601 et seq. and elsewhere in the United States Code).
“CFIUS” means the Committee on Foreign Investment in the United States, which, as the context may require, includes any member agency or governmental subdivision of the United States government that is a CFIUS member as specified under Section 721 and any agency, branch or division of the United States government participating in the Section 721 review or investigation.
“CFIUS Approval” means (a) the Parties shall have received a written notification from CFIUS that it has determined that (i) the Transactions are not a covered transaction under Section 721; or (ii) it has concluded its review (and any applicable investigation) under Section 721 and has determined that there are no unresolved national security concerns with respect to the Transactions, (b) the Parties shall have received a decision by the President of the United States not to suspend, restrict or prohibit the Transactions, or (c) the President of the United States, having received a report from CFIUS, has not taken any action within 15 days after having received such report.
“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code, and any similar state Law.
“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means the agreement dated July 1, 2012 between the Company and International Union of Operating Engineers Local 420, as amended on December 31, 2016.
“Commercial Contract” has the meaning set forth in Schedule 7.1.
“Company Marks” means any name incorporating “Calumet,” or “Calumet Superior” or any derivation thereof that could reasonably be expected to be confused therewith, including any trademark, domain name, email address, symbols or logos, trade dress or service mark confusingly similar thereto, and all goodwill associated therewith and registrations of and applications to register the foregoing, together with all other legal rights that relate to any of the foregoing under applicable Law.
“Company Plan” means any Benefit Plan sponsored, maintained, contributed to or required to be contributed to by the Company; provided, however, that such term shall not include worker’s compensation insurance.
“Company Rail Cars” means the rail cars identified on Schedule 1.1(h).
“Consent Decree” means that certain consent decree, among Murphy Oil USA, Inc., the United States of America, the Louisiana Department of Environmental Quality and the State of Wisconsin, entered by the United States District Court for the Western District of Wisconsin in United States, et al., v. Murphy Oil USA, Inc., Civil Action No. 3:10‑cv‑00563‑bbc, on February 16, 2011 as amended.
“Contract” means any written or oral contract, agreement, indenture, note, bond, loan, lease, sublease, commitment, mortgage, license, sublicense, franchise agreement, or other binding arrangement.
“Crookston Terminal” means the Asphalt Terminal owned by the Company and located at 2525 Hwy 75 Smith, Crookston, Minnesota 56716.
“Current Assets” means the current assets of the Company, including cash and cash equivalents, accounts receivable, prepaid expenses and deposits, as determined in accordance with the Accounting Rules but excluding Inventories, Excluded Assets and any deferred assets relating to Taxes. Schedule 1.1(a) contains a representative balance sheet which reflects the categories of Current Assets of the Company to be included in Net Working Capital.
“Current Liabilities” means the current liabilities of the Company, including accounts payable and accrued expenses and other current liabilities, as determined in accordance with the Accounting Rules but excluding any Indebtedness which is extinguished at Closing and deferred liabilities relating to Taxes. Schedule 1.1(a) contains a representative balance sheet which reflects the categories of Current Liabilities of the Company to be included in Net Working Capital.
“Disclosure Schedules” means the disclosure schedules, delivered by Seller and Buyer concurrently with the execution and delivery of this Agreement, as amended from time to time in accordance with and subject to the terms hereof.

“Dispute” means any Working Capital Dispute, Inventory Dispute or Capex Dispute.
“Duluth Ground Lease” means that certain Ground Lease, dated as of April 22, 1998, by and between Seaway Port Authority of Duluth, a body politic and corporate under Chapter 469 of the Minnesota Statutes and Murphy Oil USA, Inc., a Delaware corporation, as assigned by Murphy Oil USA, Inc. to Calumet Specialty Products pursuant to that certain Assignment and Assumption Agreement, dated as of May 31, 2012, as assigned by Calumet Specialty Products to the Company pursuant to that certain Assignment and Assumption agreement dated as of August 10, 2017.
“Duluth Marine Terminal” means the marine terminal leased by the Company and located at 1400 Port Terminal Drive, Duluth, Minnesota 55816.
“Duluth Terminal” means the Duluth products terminal owned by the Company and located at 5246 Old Hwy 61, Proctor, Minnesota 55810.
“Easement Estoppels” means the estoppel certificates, in substantially the form attached hereto as Exhibit E-1, from the grantors under those Real Property Documents which constitute material easements, a list of which is set forth on Schedule 5.12(b).
“Enforceability Exceptions” means (a) any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and (b) general principles of equity.
“Environmental Law” means all applicable Laws relating to pollution, remediation or protection of the environment or natural resources.
“Environmental Permit” means any Permit required under any Environmental Law.
“Environmental Policy” means the Environmental Site Pollution Liability insurance policy, policy number 001165300, issued by Ironshore Specialty Insurance Company.
“Environmental Policy Assignment Agreement” means an Environmental Policy Assignment Agreement, by and among Ironshore Specialty Insurance Company, Buyer and Calumet Specialty Products, substantially in the form attached hereto as Exhibit A.
“EPA” means the United States Environmental Protection Agency or any successor Governmental Authority overseeing the Renewable Fuel Standard.
“Equity Interests” means (a) any shares, interests, participations or other equivalents (however designated) of capital stock of a corporation; (b) any ownership interests in a Person other than a corporation, including membership interests, partnership interests, joint venture interests and beneficial interests; and (c) any warrants, options, convertible or exchangeable securities, subscriptions, rights (including any preemptive or similar rights), calls or other rights to purchase or acquire any of the foregoing.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means with respect to any entity, any other entity which, together with such first entity, is treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.
“Estoppels” means, collectively, the Landlord Estoppels and the Easement Estoppels.
“Excluded Assets” means (a) the assets reflected on Schedule 1.1(d) and (b) any Excluded Non-Hydrocarbon Inventory.
“Excluded Environmental Liabilities” means (a) any monetary fines or penalties to the extent attributable to any violation of Environmental Law or the Consent Decree by the Company at or prior to the Closing with respect to the Business, (b) all Liabilities (including the costs of any investigation or remedial action) to the extent arising under CERCLA or any analogous state Laws based upon, arising out of or incurred as a result of any transportation or disposal by or on behalf of the Company at or prior to the Closing of Hazardous Materials from any Company Property to any other real property for disposal or recycling, and (c) all Liabilities with respect to any polychlorinated biphenyls that have been Released on or prior to the Closing Date, at, on or from the Rhinelander Terminal site (“Rhinelander PCB Release”).
“Excluded Non-Hydrocarbon Inventory” means any Non-Hydrocarbon Inventory Seller elects to retain following Buyer’s reasonable determination that such inventory is unusable or obsolete, in each case in accordance with the procedures set forth in Schedule 2.4.
“Filing” means any foreign investment review notification, application or filing.
“Franchise Agreements” means all Branded Distributor Agreements and related Installation and Amortization Agreements for the Calumet Identifications and the materials to be used for the Calumet Identifications at Distributor’s Calumet Branded Outlets between Calumet Shreveport and various fuel distributors.
“GAAP” means United States generally accepted accounting principles in effect from time to time.
“Gallon-RIN” has the meaning set forth in the Renewable Fuel Standard.
“Governmental Authority” means (a) any federal, provincial, state, local, municipal, national or international government or governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private); (b) any self-regulatory organization; or (c) any political subdivision of any of the foregoing.
“Guaranty” means the guaranty, dated as of the date hereof, in favor of Seller, from Parent.
“Hazardous Material” means any hazardous or toxic pollutant, contaminant, chemical, waste, material or substance for which Liability or standards of conduct are imposed under Environmental Laws.

“High TAN Project” means the project designated as the High TAN Project in Schedule 1.1(b).
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Hydrocarbon Inventory” means all crude oil, feedstock, raw materials, blendstocks and refined and intermediate petroleum products (including, in process and finished products), in each case that are owned by the Company and used in, processed by, consumed in, or produced in connection with the Business, wherever located, including such items in railcars, offsite storage or terminal facilities or in transit (in each case solely to the extent title has passed to or remains with the Company as of the Closing), but expressly excluding linefill, Tank Heels, propellant and unit fill.
“Indebtedness” means (a) any indebtedness or other obligation of the Company for borrowed money; (b) any indebtedness of the Company evidenced by any note, bond, debenture, mortgage, drawn letter of credit or other security or similar instrument; (c) any liabilities of the Company for the deferred purchase price of property, goods, services or other assets; (d) any liabilities of the Company in respect of any lease of real or personal property (or a combination thereof), which liabilities have been classified and accounted for as capital leases and/or are required to be classified and accounted for under GAAP as capital leases; (e) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by the Company, (f) all indebtedness secured by a purchase money mortgage or other Lien to secure all or part of the purchase price of the property subject to such mortgage or Lien; (g) any accrued interest, premiums, penalties and other obligations relating to the foregoing; and (h) any indebtedness referred to in clauses (a) through (g) above of any Person that the Company is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees by the Company of such indebtedness; provided, that Indebtedness shall not include accounts payable to trade creditors or accrued expenses arising in the Company’s ordinary course of business consistent with past practice, in each case to the extent reflected in Final Net Working Capital.
“Intellectual Property” means any and all intellectual property and industrial property rights and assets, and all rights, interests and protections that are associated with, similar to, or required for the exercise of, any of the foregoing, however arising, as they exist anywhere in the world, whether registered or unregistered, including all (a) patents, patent applications and similar registrations and applications (including any divisions, continuations, continuations-in-part, reissues and reexaminations thereof); (b) trademarks, service marks, trade dress, trade names, trademark and service mark registrations and applications therefor; (c) copyrights, copyright registrations, and applications therefor; (d) trade secrets, know-how, inventions, confidential business information and other proprietary information and rights thereto; and (e) internet domain name registrations.
“Interim Operating Covenants” means the covenants and agreements set forth in Section 7.1.

“Inventory” means the Hydrocarbon Inventory and Non-Hydrocarbon Inventory of the Company.
“IRS” means the U.S. Internal Revenue Service.
“Knowledge” means, with respect to a matter, (a) when used in reference to Seller, the actual knowledge that each such Person listed as a Seller Knowledge Party on Schedule 1.1(e) would have reasonably obtained after making due and appropriate inquiry and (b) when used in reference to Buyer, the actual knowledge of each such Person listed as a Buyer Knowledge Party on Schedule 1.1(e) would have reasonably obtained after making due and appropriate inquiry.
“Labor Laws” means those Laws relating to employment standards and practices, employment discrimination, employee-related immigration, labor relations, wages, hours worked, and pay equity.
“Landlord Estoppels” means the estoppel certificates, in substantially the form attached hereto as Exhibit E-2, from the landlords under those Real Property Documents which constitute lease agreements, a list of which is set forth on Schedule 5.12(b).
“Law” means any law, statute, ordinance, code, regulation, rule, constitution, treaty, common law, judgment, settlement, decree or other legal enforceable requirement or rule of law of any Governmental Authority.
“Liability” means any liability, debt, obligation, loss, damage, claim, cost or expense (including court costs and reasonable attorneys’ fees) or interest, penalties, Taxes, fines, judgments or assessments of any nature whatsoever, whether known or unknown, direct or indirect, asserted or unasserted, absolute or contingent, accrued or unaccrued, matured or unmatured, liquidated or unliquidated or due or to become due and whether in contract, tort, strict liability or otherwise.
“Lien” means any lien (statutory or otherwise), mortgage, deed of trust, pledge, charge, security interest, guarantee, option, lease, transfer restriction or other similar encumbrance.
“Losses” means, subject to Section 12.4(f), any Liability, whether or not involving a Third Party Claim; provided, however, that solely for purposes of Articles VIII and XII, “Losses” shall not include (a) any amount to the extent that such amount was actually taken into account in calculating any measure of Net Working Capital or (b) any Loss to the extent (and only to the extent) arising from the conduct of the Business after the Closing or any change in Law after the Closing.
“Material Adverse Effect” means any effect, event, change, occurrence, circumstance, state of facts or development that, individually or together with any one or more effects, events, changes, occurrences, circumstances, state of facts or developments, (a) materially impairs or would reasonably be expected to materially impair the ability of Seller to consummate the Transactions or (b) has had or could reasonably be expected to have a material adverse effect on the Business, results of operations, assets, liabilities or condition (financial or otherwise) of the Company; provided, however, that, with respect to this clause (b) only, the term “Material Adverse Effect” shall not include any effect, event, change, occurrence, circumstance, state of facts or development that, directly or indirectly, alone or taken together, arising out of or attributable to (i) changes in general economic, regulatory or political conditions (including fluctuations in interest rate, currency, fuel costs and commodity prices applicable to the Business), including any conditions affecting the U.S. or foreign economies or securities or financial markets generally; (ii) conditions affecting the industries in which the Company operates generally; (iii) a natural disaster; (iv) the commencement, continuation or escalation of a war, armed hostilities or act of terrorism; (v) the effect of any changes in Law or in applicable accounting rules after the date hereof, or in the interpretation thereof; (vi) any failure of the Company to meet any published or internally prepared projections, plans, budgets or forecasts (it being understood that the underlying cause of the failure to meet such projections, plans, budgets or forecasts may be taken into account in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by this definition); (vii) the effect of any action expressly required or expressly permitted by this Agreement or the effect of any action taken (or omitted to be taken) by Seller or the Company at the written request of Buyer or its Affiliates after the date hereof; and (viii) any effect resulting from the public announcement of this Agreement or the Transactions; which, in the case of any of the foregoing clauses (i) through (v) does not disproportionately affect the Company, relative to other companies that participate in the markets and industries in which the Company operates.
“Net Working Capital” means Current Assets less Current Liabilities, as determined in accordance with the Accounting Rules, each of which shall be calculated as of 12:01 a.m. Central Standard Time on the Closing Date.
“New Commercial Contract” has the meaning set forth in Schedule 7.1.
“Non-Hydrocarbon Inventory” means all inventory of the Business owned by the Company other than the Hydrocarbon Inventory (whether at the Refinery site or at other storage locations), including catalysts and precious metals (including catalyst and precious metals, if any, owned by Company and located in process units), chemicals, additives, spare parts, store stocks, supplies and consumables, but (a) excluding any such inventory that Buyer reasonably determines is unusable or obsolete in accordance with the procedures set forth in Schedule 2.4 and (b) including any such inventory identified by Seller or Buyer on or prior to the earlier of the date on which Seller delivers an Inventory Objections Statement or the Post-Closing Inventory Statement becomes final and binding upon the Parties in accordance with Section 2.4(b).
“Order” means any order, decision, judgment, settlement, writ, injunction, decree, stipulation, award or other binding determination of any Governmental Authority.
“Organizational Document” means, with respect to any Person that is not a natural person, such Person’s charter, certificate or articles of incorporation or formation, constitution, bylaws, memorandum and articles of association, operating agreement, limited liability company agreement, partnership agreement, limited partnership agreement, limited liability partnership agreement or other constituent or organizational documents of such Person.
“Parent” means Husky Oil Operations Limited, an Alberta corporation.
“Pension Plan” means the Retirement Plan for Employees of Calumet GP, LLC Represented by International Union of Operating Engineers AFL-CIO, Local No. 317, Superior, Wisconsin (As Restated Generally Effective January 1, 2012), as may be amended from time to time and including any predecessors thereof or successors thereto.

“Permit” means any permit, license, franchise, variance, certificate, registration, approval, consent, waiver, exemption or similar authorization or entitlement granted or issued by or obtained from any Governmental Authority.
“Permitted Liens” means (a) Liens for current Taxes not yet due and payable or the amount or validity of which is being contested in good faith as disclosed on the Disclosure Schedules; (b) mechanics’, carriers’, workers’, repairers’, landlords’ and similar liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested in good faith; provided, that adequate reserves have been established therefor in accordance with GAAP; (c) zoning, entitlement, building and other land use Liens or requirements applicable to real property which are not materially violated by the current use or occupancy of the real property or operation of the Business; (d) recorded covenants, conditions, restrictions, easements and other similar non-monetary Liens and minor encroachments affecting title to any real property which does not and would not reasonably be expected to, individually or in the aggregate, materially impair the value, current use or occupancy of such real property or the operation of the Business; (e) Liens arising in the ordinary course of business under worker’s compensation, unemployment insurance, social security, retirement and similar Laws, other than any Lien imposed by ERISA; (f) Liens on goods in transit incurred in the ordinary course of business pursuant to documentary letters of credit or shipper’s Liens; (g) Liens that have been placed by a third party on the fee title of real property over which the Company has easement rights, and subordination or similar agreements relating thereto; (h) with respect to real property, all matters reflected in title commitments or title opinions made available by Seller to Buyer prior to the date hereof or in the official public records of the jurisdiction in which such real property is located, in each case that would not, individually or in the aggregate, materially impair the value, current use, occupancy or operation of any real property; (i) deposits to secure the performance of bids, contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business; (j) immaterial imperfections or defects in title, and Liens incurred in the ordinary course of business consistent with past practice, the existence of which, individually or in the aggregate, would not reasonably be expected to impair the operations of the Company in any material respect; (k) Liens affecting the assets or properties of the Company which are fully released prior to Closing; and (l) Liens described in Schedule 1.1(f).
“Person” means any natural person, corporation, company, partnership, association, limited liability company, limited partnership, limited liability partnership, joint venture, business enterprise, trust or other legal entity, including any Governmental Authority.
“Post-Closing Inventory Adjustment Amount” means the amount equal to Final Inventory less Estimated Inventory, expressed as a positive number (if positive), and a negative number (if negative).
“Post-Closing Net Working Capital Adjustment Amount” means the amount equal to Final Net Working Capital less Estimated Net Working Capital expressed as a positive number (if positive), and a negative number (if negative).

“Post-Closing Reimbursable Capital Expenditures Adjustment Amount” means the amount equal to the Final Reimbursable Capital Expenditures less the Estimated Reimbursable Capital Expenditures, expressed as a positive number (if positive), and a negative number (if negative).
“Pre-Closing Period” means any taxable period ending on or before the Closing Date.
“Product Agreement” means that certain Product Agreement dated March 22, 2017, by and between Calumet Superior Refining, LLC and Kwik Trip, Inc.
“Proprietary Pipeline” means the pipeline owned by the Company connecting the Refinery to the Magellan pipeline system.
“Prudent Industry Practices” means the standards, practices, methods, skill, equipment, procedures and diligence, as the same may change from time to time, but applied in light of the facts known at the time a decision was made, that are consistent with the general standards applied or utilized under comparable circumstances from a skillful and experienced operator of a refinery of a similar type to the Refinery with a view to making profit therefrom, and in a good and workmanlike manner in accordance with good business practices and all applicable Laws, codes and standards, governmental actions, Transaction Documents, equipment manufacturer’s recommendations, insurance requirements, manuals, reliability, safety, environmental protection, economy and expedition.  “Prudent Industry Practices” are not intended to be limited to the optimal practices, methods or acts to the exclusion of others, but rather to include a spectrum of acceptable practices, methods or acts generally engaged in or approved by the industry during the relevant period in light of the circumstances.
“Refinery” means the refining facility owned by the Company and located in Superior, Wisconsin.
“Reimbursable Capital Expenditures” means, without duplication of any amounts taken into account in the calculation of Net Working Capital, the capital expenditures incurred or paid by the Company or by Seller or its Affiliates on behalf of the Company or the Business with respect to the Specified Projects; provided, that without the prior written consent of Buyer, in no event shall the Reimbursable Capital Expenditures for any Specified Project exceed the budgeted amount for such Specified Project as identified in Schedule 1.1(b).
“Release” means any discharge, emission, spilling, leaking, pumping, pouring, injecting, leaching, emptying, escaping, dumping, disposing or migrating into the environment of any Hazardous Material.
“Remedial Action” means any investigation, monitoring, clean-up, containment, restoration, treatment, removal, remedial action, remediation or other corrective or response action.
“Renewable Fuel Standard” means the regulations set forth in 40 C.F.R. Part 80, Subpart M, as may be amended or modified from time to time or any successor to such regulations.

“Requisite Regulatory Approvals” means all applicable requirements under the HSR Act and CFIUS Approval.
“Rhinelander Closure Letter” means a closure letter from the Wisconsin Department of Natural Resources for the Rhinelander PCB Release.
“Rhinelander Closure Request” means the final request (including Form 4400-202) submitted on behalf of Seller to the Wisconsin Department of Natural Resources on May 25, 2017 requesting closure with respect to the Remedial Action that has been conducted related to the Rhinelander PCB Release.
“RIN” has the meaning set forth in the Renewable Fuel Standard, expressed in units of Gallon-RINs.
“Section 721” means Section 721 of the Defense Production Act of 1950, as amended (50 U.S.C. § 4565) and the rules and regulations promulgated thereunder at 31 C.F.R. Part 800.
“Secured Notes Indenture” means that certain Indenture among Seller and Calumet Finance Corp. as issuers and Wilmington Trust, National Association as Trustee, dated April 20, 2016, regarding Seller’s 11.5% Senior Secured Notes due 2021.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Seller Fundamental Representations” means, the representations and warranties set forth in Section 4.1 (Organization), Section 4.2 (Due Authorization), Section 4.6 (Title to Interests), Section 4.7 (Brokers), Section 5.1(a) (Company Organization), Section 5.4 (Capitalization) and Section 5.5 (Subsidiary Interests).
“Seller Plan” means (a) any Benefit Plan sponsored, maintained, contributed to or required to be contributed to by Seller or any Affiliate of Seller under which any Business Employee participates and (b) each Company Plan; provided, however, that such term shall not include worker’s compensation insurance.
“Site” means the real property where the Refinery and the Terminals are located.
“Small Refinery Exemption” means the exemption from the CAA as codified at 40 C.F.R. Part 80, Subpart M.
“Specified Matters” means the matters described in Schedule 1.1(i).
“Specified Projects” means the Superior Flex Project and the High TAN Project.
“Straddle Period” means any taxable period beginning on or before and ending after the Closing Date.
“Superior Flex Project” means the project designated as the Superior Flex Project in Schedule 1.1(b).

“Superior Terminal” means the products terminal owned by the Company and located at 2407 Stinson Avenue, Superior, Wisconsin 54880.
“Supply Contract” means a Contract between Calumet Shreveport and Husky Marketing and Supply Company, dated as of the Closing Date and in substantially the form attached hereto as Exhibit F, pursuant to which the Company or an Affiliate thereof will from time to time distribute to Calumet Shreveport fuel or related products to allow Calumet Shreveport to satisfy its product delivery obligations under the Franchise Agreements until the expiry of the current term thereunder.
“Tank Heel” means all crude oil, feedstock, raw materials, blendstocks and refined and intermediate petroleum products (including, in process and finished products) located in a tank below the level of the pump suction of such tank, provided, that all such products above the pump suction in any such tank shall be deemed to be Hydrocarbon Inventory for purposes of this Agreement.
“Tax” means (a) taxes imposed on, or measured by, income, franchise, profits or gross receipts, (b) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated, withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes or other tax of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or any other manner, and (c) any interest, fines, assessments, penalties or additions to tax imposed by a Governmental Authority with respect to any foregoing tax, whether disputed or not, and including, with respect to clauses (a) through (c), any obligation under Treasury Regulations Section 1.1502-6 (or similar provision of state, local, or non-U.S. Law), as a transferee or successor, by Contract or otherwise, to indemnify or otherwise assume or succeed to the Tax Liability of any other Person.
“Tax Return” means any report, return, declaration, claim for refund, election, disclosure, estimate, information report or return or statement supplied or required to be supplied to a Governmental Authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.
“Transaction Documents” means this Agreement, the Transition Services Agreement, the Membership Interest Assignment Agreement, the Environmental Policy Assignment Agreement, the Supply Contract, and any other certificates, instruments or agreements being executed and delivered in connection with this Agreement and the transactions contemplated hereby, and any exhibits or attachments to any of the foregoing.
“Transactions” means the transactions contemplated by the Transaction Documents.
“Transition Services Agreement” means the Transition Services Agreement, by and between Buyer and Seller or one of its Affiliates, substantially in the form attached as Exhibit B; provided, that the scope of services and associated fees to be set forth in an exhibit thereto shall be mutually satisfactory to the Parties.
“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“Union Employee” means each Business Employee whose terms and conditions of employment are covered by the Collective Bargaining Agreement.
“WARN Act” means the Worker Adjustment and Retraining Notification Act (29 USC § 2101 et seq.) or any similar applicable Law.
Section 1.2Other Capitalized Terms. The following terms shall have the meanings specified in the indicated section of this Agreement.

Accounting Firm	Section 2.8(a)
Agreement	Preamble
Back-to-Back Agreement	Section 7.17(d)
Base Consideration	Section 2.1
Business	Recitals
Buyer	Preamble
Buyer Indemnified Parties	Section 12.2
Buyer Indemnifying Party	Section 12.3
Buyer Medical Plans	Section 7.6(d)
Buyer Plans	Section 7.6(b)
Capex Dispute	Section 2.5(c)
Capex Objections Statement	Section 2.5(c)
Capex Review Period	Section 2.5(b)
Claim	Section 12.8
Claim Notice	Section 12.8
Closing	Section 3.1
Closing Date	Section 3.1
Closing Payment	Section 2.2(a)
Company	Recitals
Company Intellectual Property	Section 5.11(a)
Company Permits	Section 5.19
Company Properties	Section 5.12(b)
Compensatory Equity Awards	Section 7.6(j)
Confidential Information	Section 7.8
Confidentiality Agreement	Section 7.2(d)
Contest	Section 8.4(a)
Continuation Period	Section 7.6(b)
Continuing Employees	Section 7.6(b)
Continuing Insurance	Section 7.9(b)
Controlled Group Liability	Section 5.15(c)
Credit Support Releases	Section 7.12
Credit Support Retention Period	Section 7.12
December Financial Statements	Section 5.6(a)
Deductible	Section 12.4(a)
Delay	Section 7.22(b)

Deviation	Section 7.22(b)
Draft Allocation	Section 2.6(a)
Estimated Inventory	Section 2.2(c)
Estimated Net Working Capital	Section 2.2(c)
Estimated Reimbursable Capital Expenditures	Section 2.2(c)
Expiration Date	Section 12.1
Final Allocation	Section 2.6(b)
Final Inventory	Section 2.4(b)
Final Net Working Capital	Section 2.3(b)
Final Reimbursable Capital Expenditures	Section 2.5(a)
Financial Statements	Section 5.6(a)
Indemnified Party	Section 12.4(c)
Indemnified Person	Section 7.20(a)
Indemnifying Party	Section 12.4(c)
Interests	Recitals
Interim Period	Section 7.1
Inventory Dispute	Section 2.4(b)
Inventory Objections Statement	Section 2.4(b)
June Balance Sheet	Section 5.6(a)
June Financial Statements	Section 5.6(a)
Leased Real Property	Section 5.12(b)
Licensed Intellectual Property	Section 5.11(a)
Material Contracts	Section 5.10(a)
Objections Statement	Section 2.3(b)
Optional Employees	Section 7.6(a)
Outside Date	Section 11.1(d)
Parties	Preamble
Party	Preamble
Post-Closing Inventory Statement	Section 2.4(b)
Post-Closing Net Working Capital Statement	Section 2.3(a)
Post-Closing Reimbursable Capital Expenditures Statement	Section 2.5(b)
Pre-Closing Statement	Section 2.2(c)
Pre-Closing Tax Returns	Section 8.1(a)
Qualifying Claim	Section 12.4(a)
Real Property	Section 5.12(a)
Real Property Documents	Section 5.12(b)
Registered Intellectual Property	Section 5.11(a)
Release Date	Section 12.1
Review Period	Section 2.3(a)
Revised Allocation	Section 2.6(c)
Rhinelander PCB Release	Excluded Environmental Liabilities Definition
Seller	Preamble
Seller Credit Support	Section 7.12
Seller Indemnified Parties	Section 12.3
Seller Indemnifying Party	Section 12.2
Seller Insurance Policies	Section 5.16

Specified Consents	Section 7.1(a)
Terminals	Recitals
Third Party Claim	Section 12.9(a)
Working Capital Dispute	Section 2.3(b)
Section 1.3Interpretive Provisions. Unless the express context otherwise requires:

(a)the words “this Agreement,” “hereof,” “hereby,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b)words defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c)the symbol “$” means U.S. dollars;

(d)references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

(e)examples are not to be construed to limit, expressly or by implication, the matter they illustrate;

(f)wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(g)references herein to any gender shall include each other gender;

(h)references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this clause (h) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(i)references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(j)the word “or” shall be disjunctive but not exclusive;

(k)references herein to any Law shall be deemed to refer to such Law as amended, reenacted, supplemented or superseded in whole or in part and in effect from time to time prior to the Closing and also to all rules and regulations promulgated thereunder;

(l)references herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof and hereof;

(m)the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the Parties;

(n)if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day;

(o)all references to time mean Indianapolis, Indiana time; and

(p)the Disclosure Schedules attached hereto will be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein and are incorporated herein by reference.

ARTICLE II
PURCHASE AND SALE OF INTERESTS

Section 2.1Purchase and Sale of the Interests. Upon the terms and subject to the conditions set forth in this Agreement, Seller shall sell, assign, transfer and convey to Buyer free and clear of any Liens (other than (a) restrictions on transfer under applicable securities Laws and (b) Liens created by or resulting from the acts of Buyer), and Buyer shall purchase and acquire from Seller, all of the Interests in exchange for $435,000,000 (the “Base Consideration”), as adjusted for Net Working Capital pursuant to Section 2.3, for Inventory pursuant to Section 2.4 and Reimbursable Capital Expenditures pursuant to Section 2.5. Schedule 2.1 contains a representative Pre-Closing Statement assuming that the Closing occurred on June 30, 2017, which is included herein solely for purposes of identifying and describing the categories and items to be reflected in the Pre-Closing Statement, and such representative Pre-Closing Statement shall not be utilized for any other purpose, including for purposes of identifying the principles, methods and practices utilized in arriving at the values and amounts contained therein.

Section 2.2Calculation and Payment of Closing Payment.

(a)Calculation of Closing Payment. The term “Closing Payment” means an amount (without duplication) equal to: (i) the Base Consideration, plus (ii) the Estimated Net Working Capital, plus (iii) the Estimated Inventory, plus (iv) the Estimated Reimbursable Capital Expenditures.

(b)Payment of Closing Payment. Upon the terms and subject to the conditions set forth in this Agreement, Buyer shall pay to Seller at the Closing an amount in cash in immediately available funds equal to the Closing Payment.

(c)Pre-Closing Statement. Not fewer than five Business Days prior to the anticipated Closing Date, Seller shall deliver to Buyer a written statement (the “Pre-Closing Statement”), setting forth Seller’s good faith estimates, as of the Closing Date, of (i) Net Working Capital, which estimate shall be prepared in accordance with the Accounting Rules (such estimated amount being the “Estimated Net Working Capital”), (ii) Reimbursable Capital Expenditures (such estimated amount being the “Estimated Reimbursable Capital Expenditures”) and (iii) the Inventory amount (together with Seller’s estimates of the ownership, types, characteristics and volumes, on a tank, trunk, pipeline or other location basis, of the Inventory, which estimates shall be sufficiently detailed to allow Buyer to identify each item of Inventory included in such estimate) and the estimated value thereof in accordance with Section 2.4(a) (such estimated amount and estimated value being the “Estimated Inventory”), together with reasonable supporting documentation for such estimates. Buyer shall be entitled to promptly provide, and Seller shall consider in good faith, Buyer’s comments to the Pre-Closing Statement; provided, however, that Seller shall make the final determination, in its sole discretion, as to the contents of (including calculations and estimations within) the Pre-Closing Statement for purposes of the Closing.

Section 2.3Purchase Price Adjustment-Net Working Capital.

(a)Closing Statement. Within 90 days following the Closing Date, Buyer shall prepare and deliver to Seller a written statement (the “Post-Closing Net Working Capital Statement”), which shall be prepared in accordance with the Accounting Rules, setting forth Buyer’s good faith determination of the actual Net Working Capital, as of the Closing Date, together with reasonable supporting documentation for such calculations. Following delivery of the Post-Closing Net Working Capital Statement, Buyer shall promptly provide Seller with any additional information reasonably requested by Seller supporting the calculations contained in the Post-Closing Net Working Capital Statement. After receipt of the Post-Closing Net Working Capital Statement, Seller shall have 30 days (the “Review Period”) to review the Post-Closing Net Working Capital Statement. During the Review Period, Seller and its representatives shall have reasonable access to the books and records of the Company, the financial personnel of, and work papers prepared by, Buyer and/or Buyer’s representatives to the extent that they relate to the Post-Closing Net Working Capital Statement (provided, that Sellers and its representatives execute a customary independent accountant access letter if requested by Buyer’s independent accountants) and to such historical financial information relating to the Post-Closing Net Working Capital Statement as Seller may reasonably request for the purpose of reviewing the Post-Closing Net Working Capital Statement and preparing an Objections Statement; provided, however, that such access shall be in a manner that does not unreasonably interfere with the normal business operations of Buyer or the Company.

(b)Objections Statement. On or prior to the last day of the Review Period, Seller shall deliver to Buyer a written statement either accepting the Post-Closing Net Working Capital Statement or specifying any objections thereto in reasonable detail (an “Objections Statement”). If Seller does not deliver an Objections Statement on or prior to such date, then the Post-Closing Net Working Capital Statement shall become final and binding upon all Parties. If Seller delivers an Objections Statement on or prior to such date, then Seller and Buyer shall negotiate in good faith for 15 days following Buyer’s receipt of such Objections Statement to resolve Seller’s objections. Any such objection that Buyer and Seller is unable to resolve during such 15-day period is referred to as a “Working Capital Dispute.” After such 15-day period, any matter set forth in the Post-Closing Net Working Capital Statement that is not a Working Capital Dispute shall become final and binding upon all Parties. If Buyer and Seller are unable to resolve all objections during such 15-day period, then any Working Capital Disputes, and only such Working Capital Disputes, shall be submitted to the Accounting Firm for final resolution in accordance with the procedures set forth in Section 2.8. Upon delivery of such resolution, the Post-Closing Net Working Capital Statement, as modified in accordance with such resolution and any other mutual resolutions of the Parties, shall become final and binding upon all Parties. The Net Working Capital amount set forth on the Post-Closing Net Working Capital Statement as finally determined in accordance with this Article II shall constitute the “Final Net Working Capital”.

(c)Post-Closing Net Working Capital Adjustment Amount. If the Post-Closing Net Working Capital Adjustment Amount is positive, then Buyer shall, within five Business Days following the determination of the Post-Closing Net Working Capital Adjustment Amount, pay, or cause to be paid, to Seller (by wire transfer of immediately available funds to an account or accounts designated by Seller in writing) an amount equal to the Post-Closing Net Working Capital Adjustment Amount. If the Post-Closing Net Working Capital Adjustment Amount is negative, then Seller shall, within five Business Days following the determination of the Post-Closing Net Working Capital Adjustment Amount, pay, or cause to be paid, to Buyer (by wire transfer of immediately available funds to an account or accounts designated by Buyer in writing) an amount equal to the Post-Closing Net Working Capital Adjustment Amount. All payments made pursuant to this Section 2.3(c) shall be treated as adjustments to the purchase price paid for the Interests for all Tax purposes, unless otherwise required by Law.

Section 2.4Purchase Price Adjustment - Inventory; Measurement and Valuation of Inventory.

(a)Volumes and quantities of Inventory (including Hydrocarbon Inventory and Non-Hydrocarbon Inventory) and the valuation thereof for purposes of calculating the Estimated Inventory for inclusion in the Pre-Closing Statement, shall be based on the good faith estimates of Seller of such volumes and quantities and values as of the Closing Date and valued in accordance with the valuation methodologies and procedures set forth in Schedule 2.4 (but without any requirement of conducting a physical inventory or measurement prior to execution of this Agreement). The actual volumes and quantities of Inventory (including Hydrocarbon Inventory and Non-Hydrocarbon Inventory), for purposes of calculating the Inventory amount and valuation thereof for inclusion in the Post-Closing Inventory Statement, shall be determined in accordance with this Section 2.4 and the measurement and valuation methodologies and procedures set forth in Schedule 2.4; provided, that Buyer shall disclose to Seller in accordance with Schedule 2.4 the existence of any Non-Hydrocarbon Inventory (x) that is not identified on the Pre-Closing Statement and (y) that Buyer or its Affiliates identify or become aware of prior to the earlier of the date on which Seller delivers any Inventory Objections Statement or the date on which the Post-Closing Inventory Statement becomes final and binding upon the Parties in accordance with Section 2.4(b), it being agreed that Buyer and its Affiliates shall have no affirmative obligation to investigate whether any such Non-Hydrocarbon Inventory exists.

(b)Within 20 days following the Closing Date, Buyer shall prepare and deliver to Seller a written statement (the “Post-Closing Inventory Statement”) setting forth Buyer’s good faith determination of the measurement of the actual Non-Hydrocarbon Inventory and the valuation of actual Inventory, as of the Closing Date (“Final Inventory”) determined in accordance with the measurement and valuation methodologies set forth in Schedule 2.4, accompanied by the petroleum inspection company’s report referenced in Schedule 2.4 and other reasonable supporting documentation for such calculations. No later than 30 days after its receipt of the Post-Closing Inventory Statement, Seller shall deliver to Buyer a written statement either accepting the Post-Closing Inventory Statement or specifying any objections thereto in reasonable detail (an “Inventory Objections Statement”); provided, that the petroleum inspection company’s report shall govern with respect to the measurement of volumes absent manifest error in the calculation thereof. If Seller does not deliver an Inventory Objections Statement within such 30-day period, then the Post-Closing Inventory Statement shall become final and binding upon all Parties. If Seller delivers an Inventory Objections Statement on or prior to such date, then Seller and Buyer shall negotiate in good faith for 15 days following Buyer’s receipt of such Inventory Objections Statement to resolve Seller’s objections. Any such objection that Buyer and Seller is unable to resolve during such 15-day period is referred to as an “Inventory Dispute.” After such 15-day period, any matter set forth in the Post-Closing Inventory Statement that is not an Inventory Dispute shall become final and binding upon all Parties. If Buyer and Seller are unable to resolve all objections during such 15-day period, then any Inventory Disputes, and only such Inventory Disputes, shall be submitted to the Accounting Firm for a final resolution in accordance with the procedures set forth in Section 2.8. Upon delivery of such resolution, the Post-Closing Inventory Statement, as modified in accordance with such resolution and any other mutual resolutions of the Parties, shall become final and binding upon all Parties.

(c)If the Post-Closing Inventory Adjustment Amount is positive, then Buyer shall, within five Business Days following the determination of the Post-Closing Inventory Adjustment Amount, pay, or cause to be paid, to Seller (by wire transfer of immediately available funds to an account or accounts designated by Seller in writing) an amount equal to the Post-Closing Inventory Adjustment Amount. If the Post-Closing Inventory Adjustment Amount is negative, then Seller shall, within five Business Days following the determination of the Post-Closing Inventory Adjustment Amount, pay, or cause to be paid, to Buyer (by wire transfer of immediately available funds to an account or accounts designated by Buyer in writing) an amount equal to the Post-Closing Inventory Adjustment Amount. All payments made pursuant to this Section 2.4(c) shall be treated as adjustments to the purchase price paid for the Interests for all Tax purposes, unless otherwise required by Law.

Section 2.5Purchase Price Adjustment - Reimbursable Capital Expenditures.

(a)The actual Reimbursable Capital Expenditures incurred or paid by Seller as of the Closing Date shall be used to determine the final Reimbursable Capital Expenditures (the “Final Reimbursable Capital Expenditures”).

(b)Within 20 days following the Closing Date, Seller shall prepare and deliver to Buyer a written statement (the “Post-Closing Reimbursable Capital Expenditures Statement”) reflecting the actual Reimbursable Capital Expenditures as of the Closing Date, as supported by invoices from contractors and service providers and the Company’s and/or Seller’s or its Affiliates’ payment records. Following delivery of the Post-Closing Reimbursable Capital Expenditures Statement, Seller shall promptly provide Buyer with any additional information reasonably requested by Buyer supporting the calculations contained in the Post-Closing Reimbursable Capital Expenditures Statement. After its receipt of the Post-Closing Reimbursable Capital Expenditures Statement, Buyer shall have 30 days to review the Post-Closing Reimbursable Capital Expenditures Statement (the “Capex Review Period”). During the Capex Review Period, Buyer and its representatives shall have reasonable access to the books and records of Seller, the personnel of, and work papers prepared by, Seller and/or Seller’s representatives to the extent that they relate to the Post-Closing Reimbursable Capital Expenditures Statement and to such historical information relating to the Post-Closing Reimbursable Capital Expenditures Statement as Buyer may reasonably request for the purpose of reviewing the Post-Closing Reimbursable Capital Expenditures Statement and preparing a Capex Objections Statement; provided, however, that such access shall be in a manner that does not unreasonably interfere with the normal business operations of Seller.

(c)On or prior to the last day of the Capex Review Period, Buyer shall deliver to Seller a written statement either accepting the Post-Closing Reimbursable Capital Expenditures Statement or specifying any objections thereto in reasonable detail (a “Capex Objections Statement”). If Buyer does not deliver a Capex Objections Statement on or prior to such date, then the Post-Closing Reimbursable Capital Expenditures Statement shall become final and binding upon all Parties. If Buyer delivers a Capex Objections Statement on or prior to such date, then Seller and Buyer shall negotiate in good faith for 15 days following Seller’s receipt of such Capex Objections Statement to resolve Buyer’s objections. Any such objection that Buyer and Seller is unable to resolve during such 15-day period is referred to as a “Capex Dispute.” After such 15-day period, any matter set forth in the Post-Closing Reimbursable Capital Expenditures Statement that is not a Capex Dispute shall become final and binding upon all Parties. If Buyer and Seller are unable to resolve all objections during such 15-day period, then any Capex Disputes, and only such Capex Disputes, shall be submitted to the Accounting Firm for a final resolution in accordance with the procedures set forth in Section 2.8. Upon delivery of such resolution, the Post-Closing Reimbursable Capital Expenditures Statement, as modified in accordance with such resolution and any other mutual resolutions of the Parties, shall become final and binding upon all Parties.

(d)If the Final Reimbursable Capital Expenditures is greater than the Estimated Reimbursable Capital Expenditures, then Buyer shall, within five Business Days following the determination of the Post-Closing Reimbursable Capital Expenditures Adjustment Amount, pay or cause to be paid to Seller (by wire transfer of immediately available funds to an account or accounts designated by Seller in writing) an amount equal to the Post-Closing Reimbursable Capital Expenditures Adjustment Amount. If the Estimated Reimbursable Capital Expenditures is greater than the Final Reimbursable Capital Expenditures, then Seller shall, within five Business Days following the determination of the Post-Closing Reimbursable Capital Expenditures Adjustment Amount, pay or cause to be paid to Buyer (by wire transfer of immediately available funds to an account or accounts designated by Buyer in writing) an amount equal to the Post-Closing Reimbursable Capital Expenditures Adjustment Amount. All payments made pursuant to this Section 2.5(d) shall be treated as adjustments to the purchase price paid for the Interests for all Tax purposes, unless otherwise required by Law.

Section 2.6Tax Allocation.

(a)No later than 30 days after the resolution of the Final Net Working Capital, Buyer shall provide a schedule to Seller setting forth in reasonable detail an allocation of the purchase price among the assets of the Company in a manner consistent with Section 1060 of the Code and the Treasury Regulations thereunder (such allocation shall be the “Draft Allocation”).

(b)Within 30 days after the receipt of the Draft Allocation, Seller shall provide notice to Buyer of any dispute as to the Draft Allocation (or any portion thereof). If Seller timely disputes the Draft Allocation (or any portion thereof), Buyer and Seller shall negotiate in good faith to resolve the dispute. If Seller does not timely dispute the Draft Allocation (or any portion thereof), the Draft Allocation shall be final and binding on the Parties and if Seller timely disputes the Draft Allocation and Seller and Buyer resolve such dispute within 15 days following Seller’s notice of dispute, the Draft Allocation (as appropriately adjusted to reflect any final resolution of the dispute) shall be final and binding on the Parties (any final and binding allocation under this shall be referred to as the “Final Allocation”).

(c)In the event there is a Final Allocation and there is an adjustment to the purchase price after the Final Allocation has been determined, Seller and Buyer shall make appropriate adjustments in accordance with the Final Allocation to reflect such adjustment (the “Revised Allocation”).

(d)Buyer and Seller agree to file all Tax Returns (including IRS Form 8594 and any amended Tax Returns or claims for refund) in a manner consistent with the any Final Allocation (subject to necessary adjustments to reflect a Revised Allocation) and neither Buyer nor Seller will take any position inconsistent with such allocation on any Tax Return or otherwise, unless required to do so by applicable Law or a final “determination,” within the meaning of Section 1313(a)(1) of the Code (or similar provision of state or local Law); provided, however, that nothing contained herein shall prevent Seller or Buyer, after a good faith defense, from settling any proposed deficiency or adjustment by any Governmental Authority based upon or arising out of the Final Allocation or any Revised Allocation and neither Buyer nor Seller shall be required to litigate before any court any proposed deficiency or adjustment by any Governmental Authority challenging the Final Allocation or Revised Allocation, as applicable. Each of Buyer and Seller shall promptly notify the other in writing upon receipt of notice of any pending or threatened Tax audit or assessment challenging to how the purchase price is allocated among the assets of the Company.

(e)Notwithstanding the foregoing, if prior to the due date of a Tax Return to be filed after the Closing Date there is not a Final Allocation, Buyer or Seller, as the case may be, shall be entitled to take any good faith position with respect to all unresolved items as to the allocation of the purchase price on such Tax Return to be filed, and if on or prior to the February 10, 2018, there is not a Final Allocation, each of the Buyer and Seller shall be entitled to take any good faith position with respect to all unresolved items as to the allocation of the purchase price on any Tax Return to be filed after February 10, 2018.

Section 2.7Withholding. Buyer and the Company shall be entitled to deduct and withhold from the amounts payable under this Agreement such amounts as may be required to be deducted and withheld under the Code or applicable Law; provided, however, that Buyer and Seller currently anticipate that so long as an appropriate FIRPTA certification is provided pursuant to Section 3.2(a)(iv), as of the date hereof, no withholding should be required under this Agreement. To the extent that Buyer concludes that withholding under this Agreement is required, then promptly following such conclusion, Buyer shall inform Seller of such conclusion, and the parties shall work in good faith to minimize or eliminate any such withholding obligations. If withholding is ultimately required pursuant to this Section 2.7, to the extent that amounts are so deducted and withheld by Buyer or the Company, such deducted and withheld amounts (a) shall be remitted by Buyer or the Company to the applicable Governmental Authority within the time and in the manner required by applicable Law and (b) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Dispute Resolution.

(a)If any Working Capital Dispute, Inventory Dispute or Capex Dispute cannot be resolved within the time periods prescribed in Section 2.3, Section 2.4 or Section 2.5, as applicable, such Disputes shall be submitted to and resolved by PricewaterhouseCoopers or, if PricewaterhouseCoopers is not available for such assignment, another nationally recognized accounting firm upon which Buyer and Seller shall reasonably agree (the “Accounting Firm”). Buyer and Seller shall each promptly execute a customary engagement letter with respect to the engagement of the Accounting Firm. Each Party shall (i) cooperate with the Accounting Firm, (ii) have the opportunity to make presentations and provide supporting material to the Accounting Firm in defense of its positions, (iii) subject to customary confidentiality and indemnity agreements, provide the Accounting Firm with access to their respective books, records, personnel and representatives, and such other information as the Accounting Firm may require in order to render its determination and (iv) not engage in ex parte communications with the Accounting Firm. The Accounting Firm shall be instructed to resolve any Disputes in accordance with the terms of this Agreement within 30 days after its engagement (or such other time as the Parties shall agree in writing).

(b)The resolution of such Disputes by the Accounting Firm (i) shall be set forth in writing, (ii) may not assign a value greater than the greatest value or smaller than the smallest value for each Dispute claimed by either Seller or Buyer, (iii) shall be based solely on written submissions and presentations by Buyer and Seller and not on independent review, (iv) shall constitute an arbitral award, and (v) shall be conclusive and binding upon all the Parties upon which a judgment may be rendered by a court having proper jurisdiction over the Party against which such determination is sought to be enforced.

(c)The fees, costs and expenses of the Accounting Firm shall be allocated between Buyer, on the one hand, and Seller, on the other hand, based upon the percentage of the contested amount submitted to the Accounting Firm that is ultimately awarded to each Party such that each Party bears a percentage of such costs and expenses equal to the percentage of the contested amount awarded to the other Party. For example, if Seller claims an amount is $1,000 greater than the amount determined by Buyer, and Buyer contests only $500 of the amount claimed by Seller, and the Accounting Firm ultimately resolves the Dispute by awarding Seller $300 of the $500 contested, then the Accounting Firm’s costs and expenses shall be allocated 60% (i.e., 300/500) to Buyer and 40% (i.e., 200/500) to Seller.

Section 2.9Certain Post-Closing Adjustments. The Parties hereby agree to the procedures set forth on Schedule 2.9 with respect to certain potential payments to be made after the Closing.

ARTICLE III
THE CLOSING

Section 3.1Closing; Closing Date. The closing of the sale and purchase of the Interests contemplated by this Agreement (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP, 600 Travis Street, Suite 3300, Houston, TX 77002, at 10:00 a.m. local time, no later than the third Business Day after the date that all of the conditions to the Closing set forth in Articles IX and X (other than those conditions which, by their terms, are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions on the Closing Date) shall have been satisfied or waived by the Party entitled to waive the same, or at such other time, place and date that Seller and Buyer may agree in writing. The date upon which the Closing occurs is referred to as the “Closing Date.”

Section 3.2Transactions to Be Effected at Closing. At the Closing, the following transactions shall be effected by the Parties:

(a)Seller shall deliver to Buyer:

(i)a duly executed counterpart of the Membership Interest Assignment in the form attached as Exhibit C and such other appropriate instruments of transfer with respect to the Interests and any other documents, if any, reasonably necessary or appropriate to sell, assign, transfer and convey to Buyer all right, title and interest in and to the Interests;

(ii)a duly executed counterpart of the Transition Services Agreement;

(iii)the Environmental Policy Assignment Agreement, duly executed by all of the parties thereto, to the extent available after Seller using commercially reasonable efforts to obtain in accordance with Section 7.20;

(iv)a certificate, in compliance with Treasury Regulations Section 1.1445-2(b), certifying that Seller, or if Seller is a disregarded entity for U.S. federal income tax purposes, its regarded owner, is not a foreign person;

(v)a certificate, signed by an officer of Seller and dated as of the Closing Date, certifying as to the matters set forth in Sections 9.1 and 9.2;

(vi)executed resignation letters, effective as of the Closing, of the sole member and the officers of the Company;

(vii)evidence reasonably satisfactory to Buyer reflecting that the Interests and the assets of the Company are released from and free and clear of all Liens (other than Permitted Liens on such assets), including any Liens arising under the Secured Notes Indenture;

(viii)the Waiver and Release in substantially the form of Exhibit D, duly executed by (A) the Company in favor of the sole member and each officer of the Company, and (B) the sole member and each officer of the Company in favor of the Company, in each case releasing such released party from any possible claims against such released party arising from any act, matter or event arising at or prior to the Closing, other than fraud or illegal conduct;

(ix)the Estoppels, to the extent available after Seller using commercially reasonable efforts to obtain in accordance with Section 7.17;

(x)the Supply Contract, duly executed by Calumet Shreveport;

(xi)those assets required to be transferred pursuant to Schedule 7.19, if applicable in accordance with the terms of Schedule 7.19;

(xii)copies of (x) each Assignment Agreement (as defined in the Disclosure Schedules) entered into in accordance with Schedule 7.1(b)(xiv) or (y) each Back-to-Back Agreement agreed to by the Parties pursuant to Section 7.17(d), in either case duly executed by all of the parties thereto; and

(xiii)other documents, instruments or agreements contemplated hereby or reasonably requested by Buyer necessary to consummate the Transactions.

(b)Buyer shall:

(i)pay to Seller (by wire transfer of immediately available funds to a bank account designated in writing by Seller at least two Business Days before the Closing Date) an amount equal to the Closing Payment;

(ii)deliver to Seller a duly executed counterpart of the Transition Services Agreement;

(iii)deliver to Seller the Credit Support Releases, to the extent available after Buyer using commercially reasonable efforts to obtain in accordance with Section 7.12;

(iv)deliver to Seller a certificate, signed by an officer of Buyer and dated as of the Closing Date, certifying as to the matters set forth in Sections 10.1 and 10.2;

(v)the Supply Contract, duly executed by Husky Marketing and Supply Company; and

(vi)deliver other documents, instruments or agreements contemplated hereby or reasonably requested by Seller necessary to consummate the Transactions.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the corresponding sections or subsections of the Disclosure Schedules, Seller represents and warrants to Buyer, as of the date hereof (or such earlier date as is specified below) and as of the Closing Date, that:
Section 4.1Organization. Seller (a) is a limited partnership duly organized, validly existing and in good standing under the Laws of the State of Indiana and (b) is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing, or operation of its assets or properties or conduct of its business requires such qualification (except, in the case of clause (b), where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be likely to prevent, materially delay, or materially impair, the consummation of the Transactions).

Section 4.2Due Authorization. Seller has all requisite limited partnership power and authority to execute, deliver and perform its obligations under each Transaction Document to which it is, or will be as of the Closing, a party and to consummate the Transactions. The execution and delivery by Seller of each Transaction Document to which it is, or will be as of the Closing, a party and the consummation of the Transactions have been duly and validly authorized and approved by the Board of Directors of Seller, and no other proceeding, consent or authorization on the part of Seller is necessary to authorize any Transaction Document to which Seller is, or will be as of the Closing, a party. Each Transaction Document to which Seller is, or will be as of the Closing, a party has been or will be duly and validly executed and delivered by Seller, and, assuming the due authorization, execution and delivery thereof by the other parties thereto, constitutes, or will constitute, a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.3No Conflict. Except as set forth on Schedule 4.3, the execution and delivery by Seller of each Transaction Document to which Seller is, or will be as of the Closing, a party, the performance by Seller of its obligations hereunder and thereunder and the consummation of the Transactions by Seller do not and will not:

(a)assuming compliance with the matters addressed in Section 4.4, breach, violate or conflict with any applicable Law or Order binding upon or applicable to Seller;

(b)breach, violate, conflict with or result in a default under any provision of, or constitute an event that, after notice or lapse of time or both, would result in a breach, violation of or default under any Material Contract or Permit to which Seller is a party or by which its assets or properties are bound;

(c)violate or conflict with the Organizational Documents of Seller; or

(d)result in the creation or imposition of any Lien on the Interests;
except, in the cases of clauses (a) and (b), any such breach, violation, termination, conflict or default that would not reasonably be expected to have a Material Adverse Effect on the ability of Seller to enter into this Agreement or consummate the Transactions.
Section 4.4No Authorization or Consents Required. No notice to, consent, approval or authorization of or designation, declaration or filing with any Governmental Authority or other Person is required by Seller with respect to Seller’s execution or delivery of any Transaction Document to which Seller is or will be a party or the consummation of the Transactions, except (a) as set forth in Schedule 4.4 and (b) the Requisite Regulatory Approvals.

Section 4.5Litigation; Orders. There are no Actions pending or, to the Knowledge of Seller, threatened in writing before or by any Governmental Authority against Seller or to which Seller is otherwise a party or any assets of Seller are subject that (a) challenge the validity or enforceability of Seller’s obligations under any Transaction Document or (b) seek to prevent or delay, or otherwise would reasonably be expected to have a Material Adverse Effect on the ability of Seller to enter into this Agreement or consummate the Transactions. Seller is not subject to any outstanding Order that prohibits or otherwise restricts the ability of Seller to consummate the Transactions.

Section 4.6Title to Interests. Seller is the sole record and beneficial owner of the Interests. Seller has good and valid title to, and full power and authority to sell, convey and assign legal and beneficial ownership of, the Interests, free and clear of all Liens (other than restrictions on transfer imposed by applicable securities Laws). Other than this Agreement and the Secured Notes Indenture, neither Seller nor any of its Affiliates is subject to any Contracts or other arrangements with respect to voting rights or transferability with respect to any portion of the Interests.

Section 4.7Brokers. Except as set forth on Schedule 4.7, for which Seller is responsible, there are no claims for brokerage, finders’ or other advisory fees, costs, expenses, commissions or other similar payments in connection with the execution and delivery of the Transaction Documents or the consummation of the Transactions based on any Contract made by or on behalf of Seller, the Company or any of their Affiliates that Buyer, the Company or any of Buyer’s Affiliates may be obligated to pay.

ARTICLE V
REPRESENTATIONS AND WARRANTIES AS TO THE COMPANY

Except as set forth in the corresponding sections or subsections of the Disclosure Schedules, Seller represents and warrants to Buyer as of the date hereof (or such earlier date as is specified below) and as of the Closing Date, that:
Section 5.1Company Organization.

(a)The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has the requisite limited liability company power and authority to own or lease its assets and properties and to conduct its business as it is now being conducted. The Company is duly licensed or qualified and is in good standing as a foreign entity in all jurisdictions in which it is required to be so licensed or qualified, except where the failure to be so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The only business activity that has been carried on or is currently carried on by the Company is the operation, maintenance and ownership of the Refinery (and related properties and assets) and any other activity that is incidental or related thereto and to the Business.

(b)Seller has made available to Buyer true and correct copies of the Organizational Documents of the Company, as amended to the date hereof.

Section 5.2No Conflict. Except as set forth on Schedule 5.2, the execution and delivery by Seller of each Transaction Document to which Seller is, or will be as of the Closing, a party, the performance by Seller of its obligations hereunder and thereunder and the consummation of the Transactions by Seller and the taking of any action contemplated to be taken by the Company hereunder or thereunder do not and will not:

(a)breach, violate, conflict with or result in a default under any provision of, or constitute an event that, after notice or lapse of time or both, would result in a breach, violation of or default under any Material Contract or Permit to which the Company is a party or by which the Company’s assets or properties are bound;

(b)assuming compliance with the matters addressed in Section 4.4, breach, violate or conflict with any applicable Law or Order binding upon or applicable to the Company;

(c)violate or conflict with the Organizational Documents of the Company; or

(d)result in the creation or imposition of any Lien (other than a Permitted Lien) on any material asset or property of the Company;
except, in the case of clauses (a) and (b), any such breach, violation, conflict or default that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
Section 5.3Litigation; Orders. Except as set forth on Schedule 5.3, (a) there are no Actions pending or, to the Knowledge of Seller, threatened in writing, before or by any Governmental Authority or by any other Person against the Company or any of its assets or properties that could reasonably be expected to result in the Company being obligated to pay an amount in excess of $250,000 or is an Action for injunctive or equitable relief or other similar remedy and (b) the Company is not subject to any material outstanding Order. To the Knowledge of Seller, no written notice has been received by Seller or the Company in relation to any material Action by or before any Governmental Authority.

Section 5.4Capitalization. Other than the Interests, there is no other Equity Interest of the Company authorized, issued or reserved for issuance or outstanding. The Interests are duly authorized, validly issued, fully paid (to the extent required by the Organizational Documents of the Company) and non-assessable (except as such non-assessability may be affected by Sections 18-607 and 18-804 of the Delaware Limited Liability Company Act to the extent such concepts are applicable). There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the Company. The Company has no authorized or outstanding bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or are convertible into, exchangeable for or evidencing the right to subscribe for or acquire securities having the right to vote) with the Interests on any matter. No Person has any right of first offer, right of first refusal or preemptive right in connection with any future offer, sale or issuance of Equity Interest of the Company. Neither Seller nor the Company is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire the Interests.

Section 5.5Subsidiary Interests. The Company does not own any Equity Interest of any Person, and the Company is not obligated to make any investment in or capital contribution to any Person.

Section 5.6Financial Statements.

(a)Copies of the Company’s (i) unaudited balance sheet dated December 31, 2016, and results of operations and cash flow statements (such balance sheet, results of operations and cash flow statements being collectively, the “December Financial Statements”) and (ii) unaudited balance sheet dated June 30, 2017 (the “June Balance Sheet”), and results of operations and cash flow statements (such balance sheet, results of operations and cash flow statements being collectively, the “June Financial Statements”, and, together with the December Financial Statements, the “Financial Statements”) have been delivered or made available to Buyer.

(b)The Financial Statements (i) have been prepared in accordance with GAAP (except as indicated in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (ii) fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject to normal year-end audit adjustments and the absence of complete notes, the effect of which would not be materially adverse) and (iii) were compiled from the books and records of the Company regularly maintained by management and used to prepare the financial statements of the Company in accordance with

GAAP, without modification of the accounting principles used in the preparation thereof throughout the periods presented, except as required by GAAP. Seller and the Company maintain systems of internal accounting controls sufficient to permit the preparation of financial statements of the Company in conformity with GAAP. All books, records and accounts of the Company have been maintained in all material respects in accordance with good business practice and all applicable Laws.

Section 5.7No Undisclosed Liabilities. The Company does not have any Liabilities (whether or not required by GAAP to be disclosed, reflected or reserved for in a balance sheet of the Company or in the notes thereto), other than Liabilities (a) specifically disclosed, reflected or fully reserved for in the June Balance Sheet or in the notes thereto or (b) incurred in the ordinary course of business consistent with past practice since June 30, 2017 that are not material to the Company. The Company’s gasoline and diesel production as defined by the Renewable Fuel Standard from January 1, 2017 through and including June 30, 2017 was 107,867,802 and 57,985,873 respectively, which equates to a RINs Liability of 286,927 Cellulosic Biodiesel RINs (.173% and D code 3, 7), 2,769,756 of Biomass Based Diesel RINs (1.670% and D code 4), 890,634 of Advanced Biofuel RINs (.5370% and D Code 3, 4, 5, 7) and 13,799,026 of Renewable Fuel RINs (8.32% and D code 3,4,5,6, 7).

Section 5.8Absence of Certain Developments. From January 1, 2017: (a) the Company has, in all material respects, conducted the Business in the ordinary course of business consistent with past practice, (b) there has not been any material physical damage or destruction to the Refinery or any of the other material assets and properties owned or leased by the Company, whether or not covered by insurance, (c) there has not been any change in accounting methods, principles or practices affecting the Company, except as required by GAAP, and (d) there has not been any effect, change, event, circumstance, state of facts, occurrence or development that has had or is reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2016, the Refinery and all of the other material assets and properties owned or leased by the Company have been operated by the Company in accordance with Prudent Industry Practices such that the Company has not incurred Liabilities currently existing in an amount in excess of $250,000 as a result thereof that are not otherwise disclosed, reflected on or to the extent reserved for in the June Balance Sheet or in the notes thereto.

Section 5.9Taxes.

(a)All material Tax Returns required to be filed by the Company have been duly and timely filed, and each such Tax Return is true, correct and complete in all material respects. All material Taxes of the Company that have become due and payable (whether or not shown on such Tax Returns) have been timely paid. The Company has timely withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and all information reporting required with respect thereto has been properly completed and timely filed.

(b)There are no Actions pending, threatened in writing or, to the Knowledge of Seller, otherwise threatened against the Company for any unpaid Taxes, and no assessment, deficiency, or adjustment has been asserted or proposed with respect to any Taxes of the Company. Any Tax audits or administrative or judicial proceedings being conducted or that have been threatened in writing or, to the Knowledge of Seller, have otherwise been threatened with respect to the Company have been disclosed on Schedule 5.9(b). The Company has not agreed with any Governmental Authority to extend the time for the assessment or payment of any Tax of the Company that remains in force, other than the extension of time for the assessment that has been disclosed on Schedule 5.9(b). The Company has not executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of applicable Law.

(c)The Company is not a party to or bound by any Tax allocation or sharing agreements or arrangements with any Person (other than any such arrangement entered in connection with a non-Tax commercial arrangement or that are reflected in any Contract that is disclosed on Schedule 5.10(a)). The Company does not have any Liability for the Taxes of any Person (other than the Company) under U.S. Treasury Regulation §1.1502-6 (or any similar provision of state, local, or foreign Law).

(d)The Company has not participated or engaged in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (and all predecessor regulations) or similar provision of Law.

(e)The Company is, and since its inception has been, classified as an entity disregarded as separate from Seller for purposes of (i) U.S. federal income Tax, (ii) Minnesota, Wisconsin, and North Dakota income Tax, and (iii) all material local income Tax jurisdictions within the states of Minnesota, Wisconsin, or North Dakota.

(f)There are no Liens for Taxes upon the assets or properties of the Company, except for Permitted Liens.

(g)No claim has been made by a Governmental Authority in a jurisdiction in which the Company does not currently file a Tax Return that the Company is or may be subject to taxation by that jurisdiction.

(h)The Company has not had a permanent establishment in Canada or any other non-U.S. jurisdiction or any other connection with Canada or any non-U.S. jurisdiction that has subjected or could reasonably be expected to have subjected it to Tax in such jurisdiction.

(i)No property owned by the Company is (i) “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code, (ii) “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code, (iii) “limited use property” within the meaning of Rev. Proc. 2001-28, (iv) subject to Section 168(g)(1)(A) of the Code, or (v) subject to any provision of state, local or foreign Law comparable to any of the provisions listed here.

(j)None of the Real Property was transferred to the Company within 12 months prior to the Closing Date.

For purposes of this Section 5.9, other than Section 5.9(e), any reference to the Company shall be deemed to include any Person that merged with or was liquidated or converted into the Company. No representation in this Section 5.9 (other than the representations in Section 5.9(e) and (i)) is being made with respect to any Taxes or Tax Returns or other Tax matters for any period (or portion thereof) beginning on or after the Closing Date or with respect to any Taxes payable for, or any Tax position taken by, the Company with respect to any period (or portion thereof) beginning on or after the Closing Date or any Taxes payable by, or Tax position taken by, another Buyer Indemnified Party.
Section 5.10Contracts.

(a)Schedule 5.10(a) sets forth a true and complete list of all Material Contracts as of the date hereof. For purposes of this Agreement, “Material Contracts” means any Contract to which the Company is a party or by which its assets or properties are bound or to which its assets or properties are otherwise subject and which falls within any of the following categories, except for Seller Plans and the Secured Notes Indenture:

(i)any Contract relating to Indebtedness of the Company having an outstanding principal amount in excess of $250,000;

(ii)any Contract under which the Company has advanced or loaned an amount in excess of $100,000 to any Person, other than trade credit in the ordinary course of business consistent with past practice;

(iii)any Contract for the purchase, sale or processing of crude oil, feed stock, raw materials, blendstocks and refined and intermediate petroleum products by or to the Company (x) involving individually or in the aggregate payments of more than $5,000,000 annually or (y) that provides for the physical delivery on a date more than 90 days in the future;

(iv)any lease under which the Company is the lessor or lessee of personal property that provides for an annual base rental of more than $250,000;

(v)any lease under which the Company is lessor or lessee of real property;

(vi)any Contract between or among the Company, on the one hand, and Seller or an Affiliate of Seller (other than the Company), or any director, officer, employee or agent of such Persons, on the other hand;

(vii)any Contract involving the terminalling, transportation or storage of refined products involving individually or in the aggregate payments of more than $1,000,000 annually;

(viii)any Contract constituting a joint venture, partnership or limited liability company Contract (other than the Organizational Documents of the Company);

(ix)any Contract that is an interest rate swap, cap or collar agreement, commodity or financial, future or option Contract or similar derivative or hedging Contract;

(x)any Contract for the sale, transfer or acquisition of any material assets, Equity Interest or businesses of the Company or for the grant to any Person of any preferential rights to purchase any of the assets, Equity Interest or businesses of the Company, in each case under which there are material outstanding obligations of the Company;

(xi)any material Contract relating to the settlement or final disposition of any Action since January 1, 2014;

(xii)any material Contract that contains exclusivity, right of first refusal or most favored nations (as to pricing) obligations or restrictions binding on the Company that is not terminable by the Company with less than or equal to 30 days’ notice and without penalty to the Company;

(xiii)any material Contract that requires (A) the Company to purchase its total (or a specified percentage of its total) requirements of any product or service from a third party, or contain “take or pay” provisions or similar unconditional purchase or payment obligations on the part of the Company or (B) the Company to supply the total requirements of any third party, in each case that is not terminable by the Company with less than or equal to 30 days’ notice and without penalty to the Company;

(xiv)any collective bargaining agreements;

(xv)any Contract (A) granting to the Company the right to use any Intellectual Property (other than “off-the-shelf” software) or (B) relating to any covenant not to sue, co-existence, permission or royalty obligation with respect to any Company Intellectual Property; and

(xvi)any other Contract the performance of which requires aggregate payments to or from the Company in excess of $1,000,000 per year or that is otherwise material to the Company or the Business, in each case, that is not terminable by the Company with less than 60 days’ notice and without penalty to the Company.

(b)Seller has made available to Buyer true, correct, and complete copies of all of the Material Contracts. Each Material Contract is a valid and binding obligation of the Company, is in full force and effect and is enforceable against the Company and, to the Knowledge of Seller, against the other parties thereto, subject to the Enforceability Exceptions.

(c)The Company is not in material breach, material violation of or material default under any Material Contract, and, to the Knowledge of Seller, no third party to any Material Contract is in material breach or material violation of or in material default under any such Material Contract. No event has occurred that, with the lapse of time or the giving of notice or both, would (i) constitute a material breach or material violation or material default under any Material Contract by the Company or, to the Knowledge of Seller, any other party thereto, (ii) result in a termination of any Material Contract, or (iii) result in an acceleration under or otherwise change any material rights or obligations of any Material Contract. Neither Seller nor any of its Affiliates has received from the applicable counterparty any written notice of default under or termination of, or intent to terminate, any Material Contract.

(d)The Company is not a party to any Contract with another Person which purports to limit or restrict the ability of the Company to enter into or engage or compete in any market, line of business or designated geographic location. The Company is not a party to any franchise agreement (including any Franchise Agreement).

(e)There are no credit support obligations required to be provided by or on behalf of the Company under any Contract to which the Company is a party or that are otherwise currently provided by or on behalf of the Company for any other purpose (including under any Company Permit), in each case other than as listed on Schedule 5.10(e).

Section 5.11Intellectual Property.

(a)Schedule 5.11(a) sets forth a true and complete list of (i) all Intellectual Property that is issued, registered, or subject to an application for registration that is owned by the Company (the “Registered Intellectual Property”) and (ii) all other Intellectual Property that is licensed by the Company or its Affiliates from a third party and is material to the current operation of the Business (other than “off-the-shelf” software) (the “Licensed Intellectual Property”, and together with the Registered Intellectual Property and all other Intellectual Property owned by the Company, the “Company Intellectual Property”).

(b)The Company owns all Company Intellectual Property (excluding Licensed Intellectual Property), free and clear of all Liens (other than Permitted Liens), and the Company Intellectual Property (excluding Licensed Intellectual Property) remains pending or in full force and effect and has not expired or been cancelled. To the Knowledge of Seller, the Company has a valid right to use all Licensed Intellectual Property.

(c)To the Knowledge of Seller, (i) the Registered Intellectual Property is valid and enforceable subject only to the Enforceability Exceptions and (ii) the past and current use by the Company of the Company Intellectual Property does not infringe or otherwise violate any Intellectual Property of any other Person. There is no Action pending or, to the Knowledge of Seller, threatened, alleging any such infringement or violation or challenging the Company’s rights in or to the Company Intellectual Property. To the Knowledge of Seller, no Person is infringing or otherwise violating the Company Intellectual Property. Neither the execution nor performance of this Agreement will give any Person the right to terminate or alter the Company’s rights or interests to any Company Intellectual Property.

(d)The BenzOUT License and all of Seller’s and its Affiliates’ rights, title and interests therein has been validly assigned to the Company on or prior to the date hereof.

Section 5.12Real Property.

(a)Schedule 5.12(a) sets forth all tracts of real property owned in fee by the Company as of the date hereof (the “Real Property”). Except as set forth on Schedule 5.12(a) and except as would not reasonably be expected to materially impact the conduct of the Business, (i) no Person other than the Company has any right to use, occupy or lease any of the Real Property, and (ii) the Company has good, valid and marketable fee title to the Real Property owned by the Company free and clear of all Liens, except Permitted Liens that are not included within clauses (e), (f) and (i) of the definition of Permitted Liens. The Company is not a party to any Contract or option to purchase any real property or interest therein relating to the Business.

(b)Schedule 5.12(b) sets forth the address of each real property leased or subleased by the Company (the “Leased Real Property”, and together with the Real Property, the “Company Properties”), and a true and complete list of all leases, material easements and licenses (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) made in favor of or benefitting the Company (the “Real Property Documents”). Except as set forth in Schedule 5.12(b), with respect to each of the Real Property Documents: (i) such Real Property Document is legal, valid, binding, enforceable in accordance with its respective terms (subject only to the Enforceability Exceptions) and in full force and effect; and (ii) the Company is not in material breach or material default under such Real Property Document, and to Knowledge of Seller, no event has occurred or circumstance exists which, with or without the delivery of notice, the passage of time or both, would constitute such a material breach or material default. Each Leased Real Property is free and clear of any Liens other than Permitted Liens that are not included within clauses (e), (f) and (i) of the definition of Permitted Liens. Neither Seller nor the Company has received notice of any default by the Company (or condition or event which, after notice or lapse of time, would constitute a default) under any Real Property Document and, to the Knowledge of Seller, no other party is in default thereof. The Company Properties constitute all interests in real property currently used, occupied or currently held for use in connection with the Business.

(c)Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all of the Company Properties and buildings, fixtures and improvements thereon are in good operating condition without structural defects, and all mechanical and other systems located thereon are in good operating condition, and no condition exists requiring repairs, alterations or corrections. There is no (i) pending or, to the Knowledge of Seller, proposed proceeding to change or redefine the zoning classification of all or any portion of the Site or (ii) to the Knowledge of Seller, violation of any easements, covenants, conditions, or restrictions applicable to the Site which would reasonably be expected to materially impact the conduct of the Business. The Company has delivered or made available to Buyer true, correct and complete copies of (x) all deeds, title reports and surveys for the Real Property and (y) the Real Property Documents, together with all amendments, modifications or supplements thereto (if any).

(d)There is no pending or, to the Knowledge of Seller, threatened, appropriation, condemnation, expropriation, eminent domain or similar Action materially affecting the Company Properties or any part thereof.

(e)The Duluth Ground Lease and all of Seller’s and its Affiliates’ rights, title and interests therein has been validly assigned to the Company on or prior to the date hereof.

Section 5.13Tangible Personal Property; Sufficiency of Assets. Except as set forth in Schedule 5.13, the Company has good and valid title to or a valid lease or right to use the facilities, machinery, equipment, vehicles and other tangible personal property (including the Proprietary Pipeline) that are, individually or in the aggregate, material to the conduct of the Business. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all such tangible personal property (a) have been and are being maintained in all material respects in accordance with Prudent Industry Practices, (b) are in good operating condition and repair, ordinary wear and tear excepted, and (c) are adequate and suitable for the purpose for which they are currently being used in connection with the operation of the Business. All such tangible personal property, together with all other properties and assets of the Company (including line history on the Magellan pipeline system for shipments originating from the Refinery), are sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and assets necessary to conduct the Business as currently conducted.

Section 5.14Employees; Labor Matters.

(a)Schedule 5.14(a) sets forth a true and complete list containing the (i) name, (ii) job title, (iii) job location, (iv) base salary or wage rate, (v) 2017 target bonus or incentive, compensation and (vi) date of hire for each Business Employee as of the last regular pay date in the month ended immediately prior to the date hereof, and also indicates whether such Business Employee is employed by the Company or not.

(b)The Company is in compliance in all material respects with all applicable Labor Laws.

(c)Except as set forth on Schedule 5.14(c), no Business Employee is employed by Seller or an Affiliate of Seller pursuant to the terms of a collective bargaining agreement with any labor union.

(d)There is no pending or, to the Knowledge of Seller, threatened, demand for recognition or certification the Business Employees who are not already represented by a labor union by any labor organization. There is no pending or, to the Knowledge of Seller, threatened labor strike, walk-out, work stoppage, slowdown or lockout with respect to the Business Employees.

(e)Schedule 5.14(e) sets forth a true and complete list of all individual independent contractors that currently provide services to the Company that are directly engaged by Seller or its Affiliates (other than the Company) and who are expected to earn in 2017 compensation in excess of $30,000.

Section 5.15Employee Benefit Plans.

(a)Schedule 5.15(a) sets forth a true and complete list of each material Seller Plan which separately lists each Company Plan.

(b)Each Seller Plan is, in all material respects, in compliance with the applicable provisions of ERISA, the Code and all other applicable Laws and with the terms of such Seller Plan. All contributions, premium payments and distributions in respect of the Pension Plan have been timely made in accordance with the terms of the Pension Plan.

(c)Except as set forth on Schedule 5.15(c), there does not now exist, nor do any circumstances exist that could reasonably be expected to result in, any Controlled Group Liability of the Company or any ERISA Affiliate of the Company that would be, or could reasonably be expected to become, a Liability of Buyer or any of its Affiliates following the Closing Date. As used in the preceding sentence, the term “Controlled Group Liability” means any and all Liabilities (i) under Title IV of ERISA, (ii) under Sections 206(g), 302 or 303 of ERISA, (iii) under Sections 412, 430, 431, 436 or 4971 of the Code, and (iv) as a result of the failure to comply with the continuation of coverage requirements of COBRA.

(d)The Company does not contribute to or have an obligation to contribute to, and has not during the six years prior to the Closing Date, contributed to or had an obligation to contribute to, a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

(e)Except as would not result in material Liability to the Company, with respect to each Seller Plan, (i) no Actions involving Business Employees (other than routine claims for benefits) are pending or, to the Knowledge of Seller, threatened, and (ii) there are no audits or other Actions involving Business Employees by any Governmental Authority pending or, to the Knowledge of Seller, threatened.

(f)Each Seller Plan intended to be qualified under Section 401(a) of the Code is, to the Knowledge of Seller, so qualified and has received a favorable determination letter from the IRS or is comprised of a master or prototype plan that has received a favorable opinion letter from the IRS, and each trust created under a Seller Plan has been determined by the IRS to be exempt from Tax under the provisions of Section 501(a) of the Code, and, to the Knowledge of Seller, nothing has occurred that could reasonably be expected to give the IRS grounds to revoke such determination or opinion letter.

(g)Neither the execution or delivery of this Agreement nor the consummation of the Transactions could reasonably be expected to, either alone or in conjunction with any other event (whether contingent or otherwise), (i) result in any payment or benefit becoming due or payable, or required to be provided, to any current or former director, employee or individual independent contractor of the Company or to any Business Employee under any Seller Plan, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such current or former director, employee or individual independent contractor or Business Employee, or result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation under any Seller Plan or (iii) result in any amount failing to be deductible by reason of Section 280G of the Code, excluding, for purposes herein, any arrangement entered into with or at the express direction of Buyer.

(h)No Seller Plan provides any individual with an indemnification, “gross up” or similar payment in respect of any Taxes that may become payable under Section 409A or Section 4999 of the Code. With respect to each Company Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and is subject to Section 409A of the Code, (i) the written terms of such Company Plan have at all times been in compliance with Section 409A of the Code and applicable guidance thereunder, and (ii) such Company Plan has at all times been operated in compliance with Section 409A of the Code and applicable guidance thereunder.

Section 5.16Insurance. Schedule 5.16 sets forth a true and complete list, as of the date hereof, of all material insurance policies maintained by the Company or by Seller or its Affiliates and with respect to which the Company is a named insured or otherwise the direct beneficiary of coverage (the “Seller Insurance Policies”). Except as set forth on Schedule 5.16, (a) all such policies are valid and binding and in full force and effect, (b) Seller has not received any written notice disclaiming coverage, reserving rights with respect to a particular claim or such policy in general, or canceling, terminating or materially amending any Seller

Insurance Policy nor, to the Knowledge of Seller, has the termination of any Seller Insurance Policies been threatened. There is no material Action pending or, to the Knowledge of Seller, threatened under any of the Seller Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies. All premiums due and payable for such Seller Insurance Policies have been duly paid. To the Knowledge of Seller, neither Seller nor any of its Affiliates is in material default under any of the Seller Insurance Policies. No material insurance claim by Seller or any of its Affiliates is outstanding with respect to the Company or the Business, and Seller and each of its Affiliates has reported to their respective insurers all known claims and circumstances that may give rise to a material claim under any of the Seller Insurance Policies with respect to the Company or the Business.

Section 5.17Compliance with Laws. The Company is, and has since January 1, 2016 been, in compliance, in all material respects, with all Laws and Orders to which the Company is subject. To the Knowledge of Seller, the Company is not under investigation by a Governmental Authority with respect to the material violation of any Laws.

Section 5.18Company Environmental Matters. Except as set forth on Schedule 5.18:

(a)The Company is, and has in the last three years prior to the date hereof been, in compliance, in all material respects, with all applicable Environmental Laws and the Consent Decree.

(b)The Company has obtained, maintains in full force and effect and is, and has in the last three years prior to the date hereof been, in compliance, in all material respects, with all Environmental Permits necessary for the operation of the Business.

(c)Since January 1, 2014, no written notice, notification, demand, request for information, citation, summons or Order has been received, and no Action is pending or threatened in writing or, to the Knowledge of Seller, otherwise threatened, by any Person with respect to the Company or the Business, in each case the subject of which remains unresolved and which could reasonably be expected to result in a material liability under Environmental Law.

(d)To the Knowledge of Seller, the Company has not Released any Hazardous Material at any Company Property in violation of any Environmental Law or for which there is any material obligation or Liability of the Company under Environmental Law to perform any investigation or remedial action, the subject of which remains unresolved.

(e)To the Knowledge of Seller, the Company has not disposed of, transported or arranged for the disposal or transportation of Hazardous Materials at or to a site, or owned leased or operated a site, that, pursuant to CERCLA or any similar or analogous state law, has been placed or is proposed to be placed by the EPA or similar state authority on the National Priorities List or similar state list, as in effect as of the Closing Date.

The representations and warranties set forth in this Section 5.18 constitute the sole and exclusive representations and warranties of Seller with respect to Environmental Laws, Environmental Permits, Hazardous Materials and other environmental-related matters in connection with the Transactions, and no other provision of this Agreement shall be deemed to be a representation or warranty with respect to such matters.
Section 5.19Permits. The Company possesses all of the material Permits (other than Environmental Permits, which are addressed in Section 5.18) necessary to permit the Company to own, operate, use and maintain its assets in the manner in which they are now owned, operated, used and maintained and to conduct the Business (the “Company Permits”), each of which has been provided or made available to Buyer (including all amendments thereto) and is listed in Schedule 5.19. Each Company Permit is valid and in full force and effect and there are no Actions pending or, to the Knowledge of Seller, threatened, that could reasonably be expected to result in the termination, revocation, suspension or restriction of any Company Permit. The Company is in compliance in all respects with the Company Permits, except where failure to be in such compliance would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.20Bank Accounts; Managers and Officers. Schedule 5.20 contains a true, correct and complete list of (a) the names and locations of all banks, trust companies and other financial institutions at which the Company maintains accounts of any nature or safe deposit boxes and lists the respective signatories therefor and (b) the managers and officers of the Company. No person holds a power of attorney to act on behalf of the Company.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth in the corresponding sections or subsections of the Disclosure Schedules, Buyer represents and warrants to Seller as of the date hereof (or such earlier date as is specified below) and as of the Closing Date, that:
Section 6.1Corporate Organization. Buyer (a) is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and (b) is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing, or operation of its assets or properties or conduct of its business requires such qualification (except, in the case of clause (b), where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be likely to prevent, materially delay, or materially impair, the consummation of the Transactions).

Section 6.2Due Authorization. Buyer has all requisite corporate power and authority to execute, deliver and perform its obligations under each Transaction Document to which it is, or will be as of the Closing, a party, and to consummate the Transactions. The execution and delivery by Buyer of each Transaction Document to which it is, or will be as of the Closing, a party, and the consummation of the Transactions has been duly and validly authorized and approved by the Board of Directors of Buyer, and no other proceeding, consent or authorization on the part of Buyer is necessary to authorize any Transaction Document to which Buyer is, or will be as of the Closing, a party. Each Transaction Document to which Buyer is, or will be as of the Closing, a party, has been or will be duly and validly executed and delivered by Buyer and, assuming the due authorization, execution and delivery thereof by the other parties thereto, constitutes, or will constitute, a legal, valid and binding obligation of Buyer, enforceable against Buyer, in accordance with its terms, subject to the Enforceability Exceptions.

Section 6.3No Conflict. The execution and delivery by Buyer of each Transaction Document to which Buyer is, or will be, as of the Closing, a party, the performance by Buyer of its obligations hereunder and thereunder and the consummation of the Transactions by Buyer do not and will not:

(a)breach, violate, conflict with or result in a default under any provision of, or constitute an event that, after notice or lapse of time or both, would result in a breach or violation of or conflict or default under any Contract to which Buyer is a party or by which any of Buyer’s assets or properties are bound;

(b)assuming compliance with the matters addressed in Section 6.4, breach, violate or conflict with any applicable Law or Order binding upon or applicable to Buyer; or

(c)violate or conflict with the Organizational Documents of Buyer;
except, in the case of clauses (a) and (b), any such breach, violation, conflict or default that has not had any effect, event, occurrence, circumstance or development that materially impairs or materially delays the ability of Buyer to consummate the Transactions.
Section 6.4No Authorization or Consents Required. No notice to, consent, approval or authorization of or designation, declaration or filing with any Governmental Authority or other Person is required by Buyer with respect to Buyer’s execution or delivery of any Transaction Document to which Buyer, is or will be a party or the consummation of the Transactions, except the Requisite Regulatory Approvals.

Section 6.5Litigation; Orders. There are no Actions pending or, to the Knowledge of Buyer, threatened in writing before or by any Governmental Authority against Buyer or to which Buyer is otherwise a party or any assets of Buyer are subject that (a) challenge the validity or enforceability of Buyer’s obligations under any Transaction Document or (b) seek to prevent or delay, or otherwise would reasonably be expected to have a material adverse effect on the ability of Buyer to enter into this Agreement or consummate the Transactions. Buyer is not subject to any outstanding Order that prohibits or otherwise has a material adverse effect on the ability of Buyer to consummate the Transactions.

Section 6.6Sufficient Funds. Buyer will have available at the Closing sufficient cash on hand or other sources of immediately available funds to meet all of its obligations under this Agreement (including, but not limited to, the Closing Payment, any and all other amounts required to be paid by Buyer in connection with the consummation of the Transactions and all of Buyer’s fees and expenses incurred in order to consummate the transactions contemplated by this Agreement). Buyer has not incurred any obligation, commitment, restriction or Liability of any kind, and is not contemplating or aware of any obligation, commitment, restriction or Liability of any kind, in any case which would materially impair or materially adversely affect such funding.

Section 6.7Brokers. Except for the fees, costs and expenses set forth on Schedule 6.7, for which Buyer is responsible, there are no claims for brokerage, finders’ or other advisory fees, costs, expenses, commissions or other similar payments in connection with the execution and delivery of the Transaction Documents or the consummation of the Transactions based on any Contract made by or on behalf of Buyer or any of its Affiliates that Seller or any of its Affiliates may be obligated to pay.

Section 6.8Investment Purpose. Buyer is acquiring the Interests solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any resale or other distribution thereof. Buyer acknowledges that the Interests are not registered under the Securities Act or any state securities laws, and that the Interests may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. Buyer is able to bear the economic risk of holding the Interests for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

Section 6.9Investigation. Buyer is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of assets and businesses similar to the Business as contemplated hereunder. Buyer has undertaken an independent investigation to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement.

ARTICLE VII
COVENANTS

Section 7.1Conduct of Business of the Company. Except with Buyer’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) or as contemplated by the other terms of this Agreement or required by applicable Law, from the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with Article XI (the “Interim Period”), (a) Seller shall cause the Company to conduct its business and operations in the ordinary course of business consistent with past practice and in accordance with Prudent Industry Practices, and Seller shall, and shall cause the Company to, use their respective reasonable efforts to (i) preserve intact the Company’s present business organization and its assets and properties, (ii) keep available the services of the Company’s officers and the Business Employees and (iii) maintain commercial relationships with the Company’s lessors, distributors, customers, suppliers and others, in each case having material business relationships with the Company and (b) except as set forth in Schedule 7.1 or as explicitly requested pursuant to the terms of this Agreement, Seller shall cause the Company not to (whether directly or indirectly) (and, in the case of Section 7.1(b)(xiv), solely with respect to the Company or the Business, including the Commercial Contracts and New Commercial Contracts, Seller shall not, and shall cause its Affiliates not to, whether directly or indirectly):

(i)amend its Organizational Documents;

(ii)split, combine or reclassify its Equity Interests;

(iii)redeem, repurchase or otherwise acquire its Equity Interests;

(iv)issue, sell, pledge or dispose of any of its Equity Interests (whether by merger, consolidation or otherwise);

(v)incur any capital expenditures or any Liabilities in respect thereof, other than in accordance with the Capital Budget or the applicable budget for each Specified Project;

(vi)acquire (by merger, consolidation or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than acquisitions of assets and properties in the ordinary course of business consistent with past practice with a fair market value that do not exceed $200,000 individually or $2,000,000 in the aggregate, other than the acquisition of feedstocks and products in the ordinary course of business;

(vii)adopt a plan or agreement of complete or partial liquidation or dissolution or otherwise fail to maintain its limited liability existence, or consolidate or merge with any Person;

(viii)sell, lease or otherwise transfer any of its assets, properties or interests other than any sales of assets, properties or interests with a sale price (including any related assumed Indebtedness) that does not exceed $200,000 individually or $2,000,000 in the aggregate, or create or incur any Lien, other than Permitted Liens, on any of such assets, properties or interests, other than the sale of feedstocks and products in the ordinary course of business;

(ix)make any loans, advances or capital contributions to, or investments in, any Person other than in connection with actions permitted by Section 7.1(b)(v);

(x)create, incur, assume, guarantee or otherwise be liable with respect to any Indebtedness (or amend or modify the material terms of any such Indebtedness), other than (A) Indebtedness existing on the date of this Agreement, (B) the incurrence of trade debt incurred in the ordinary course of business consistent with past practice and (C) Indebtedness that will be settled at or prior to Closing;

(xi)adopt, establish, enter into, amend or terminate or materially increase employee benefits to the extent relating to Business Employees under any Seller Plan, in any case other than as may be required by the terms of such Seller Plan, Collective Bargaining Agreement or Contract existing on the date hereof, or as may be required by applicable Law or in order to qualify under Sections 401 and 501 of the Code or Section 409A of the Code, or to effectuate the transfer of the Pension Plan to Buyer as contemplated by Section 7.6(i);

(xii)increase the compensation of any Business Employee other than (i) any increase required by applicable Law or the terms of an existing Contract or Benefit Plan (including the Collective Bargaining Agreement), (ii) any salary or wage increases or cash bonus payments in the ordinary course of business consistent with past practice to any Business Employee or (iii) changes to a Seller Plan that do not materially change the benefits provided to any Business Employees but apply solely to the employees of Seller and its subsidiaries who are not Business Employees;

(xiii)hire any employees (except in the ordinary course of business) or grant or increase the right to any severance, retention, change-of-control or similar payments to any Business Employee;

(xiv)(i) enter into, assign (or consent to assignment of), amend or modify in any material respect or terminate any Material Contract, which for purposes of this of Section 7.1(b)(xiv), includes each Commercial Contract and New Commercial Contract to the extent relating to the Company or the Business (or any Contract that would have been a Material Contract if entered into prior to the date hereof), other than any Material Contract (or any Contract that would have been a Material Contract if entered into prior to the date hereof) entered into in the ordinary course of business consistent with past practice which shall be fully performed prior to the Closing without any Liability to or adverse impact on the Company or the Business after the Closing, or otherwise waive, release or assign any material rights, claims or benefits under any Material Contract (or any Contract that would have been a Material Contract if entered into prior to the date hereof), or (ii) enter into any franchise agreement or take assignment of any Franchise Agreement;

(xv)engage in any new line of business or make any material change in existing lines of business, or surrender, cancel, replace, fail to renew or amend in any material respect any Company Permit;

(xvi)make any federal or other material Tax election other than elections in the ordinary course of business consistent with past practice, change or revoke any federal or other material Tax election, enter into any Tax sharing agreement (other than any such arrangement entered in connection with a non-Tax commercial arrangement that is entered into in the ordinary course of business consistent with past practice), file any amended federal or other material Tax Return, enter into any closing agreement with respect to material Taxes, settle any Tax claim or assessment or claim for a Tax refund, surrender any right to claim a refund of Taxes other than those refunds the entire amount of which would be payable to Seller under Section 8.3, file any Tax Return other than one prepared in a manner consistent with past practice, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax;

(xvii)initiate any Action involving a claim (or series of claims that result from the same event or occurrence) in an aggregate amount in excess of $250,000 or enter into, amend, modify or terminate any voluntary settlement, conciliation or similar agreement with respect to any such Action or which imposes non-monetary relief on the Company or results in criminal liability against the Company or any of its Affiliates;

(xviii)change any principles, methods or policies of financial accounting, except as required by GAAP or applicable Law, or change the auditor of the Company; or

(xix)agree, commit or offer to do any of the foregoing.

Notwithstanding the foregoing and without requiring the consent of Buyer, each of Seller and the Company may, in its reasonable discretion, engage in and undertake any and all activities reasonably necessary in accordance with Prudent Industry Practices to (x) prevent or minimize injury to Persons or damage to the property or assets of the Company (and its agents and representatives) in the case of an emergency and/or (y) address, prevent or minimize a health, environmental or safety concern involving the properties or assets of the Company or the Business; provided, that Seller shall, upon the occurrence of any of the circumstances described in clauses (x) and (y) above, promptly inform Buyer in writing of such occurrence.

Section 7.2Access to Information.

(a)During the Interim Period, Seller shall cause the Company to (i) provide Buyer, its counsel, financial advisors, employees, officers, Affiliates, auditors and other representatives reasonable access to the offices, properties, assets, Contracts, books and records and other documents and data of or related to the Company; (ii) furnish to Buyer, its counsel, financial advisors, employees, officers, Affiliates, auditors and other representatives such information in Seller’s or the Company’s possession relating to the Company as may be reasonably requested; and (iii) instruct the officers and Business Employees and request counsel, accountants and other advisors of Seller and the Company to cooperate with Buyer in connection with the foregoing; provided, however, that the foregoing access shall (A) be conducted at Buyer’s sole expense and take place during normal business hours upon reasonable prior written notice to Seller and (B) be under the supervision of Seller’s personnel and in such a manner as not to unreasonably interfere with the normal operations of Seller and the Company. Notwithstanding the foregoing or anything else in this Agreement to the contrary, without the prior written consent of Seller, Buyer shall have no right of access to, and Seller shall have no obligation to disclose to Buyer, any information the disclosure of which would (w) cause or result in significant competitive harm to Seller, its Affiliates, the Company or their respective businesses if the Transactions are not consummated; (x) jeopardize any attorney-client or other privilege available to Seller, its Affiliates or the Company, (y) cause Seller or the Company or any of their respective Affiliates to breach a confidentiality obligation or (z) result in a violation of any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement; provided, however, that Seller shall use commercially reasonable efforts to permit the sharing of any information so withheld by reason of any applicable privilege, obligation, applicable Law or duty in a manner consistent with such obligation, applicable Law, duty or the preservation of such privilege; provided, further, that the foregoing shall not limit the effect of the representations and warranties made by Seller under Article IV and V. Except as otherwise required or contemplated under this Agreement, including under Section 7.6 or in connection with the replacement of Seller Credit Support pursuant to Section 7.12, without the prior written consent of Seller, Buyer shall not contact any employees or contractors of, suppliers to, or customers of, the Company with respect to the Transactions.

(b)During the Interim Period, notwithstanding anything herein to the contrary, including Section 7.2(a), without Seller’s prior written consent, neither Buyer nor its representatives shall be entitled to conduct any invasive surface or subsurface testing or sampling, including any soil borings, hand borings, geoprobes, test pits or monitoring wells, of any Real Property or other assets of the Company. Buyer’s right to conduct any such testing or sampling on any Leased Real Property during the Interim Period shall also be subject to Seller obtaining any consent required from any applicable lessor if required pursuant to the applicable lease. Buyer shall, and shall cause its representatives to, in connection with the conduct of any such permitted testing or sampling during the Interim Period conducted in connection with the Transactions, comply fully with all applicable Laws, including Environmental Laws. Buyer shall not, and shall cause its representatives not to, unreasonably interfere with the conduct of the Business prior to the Closing Date in conducting any such testing or sampling.

(c)During the Interim Period, each Party shall use its commercially reasonable efforts to keep the other Party apprised on a reasonably current basis of the status of matters relating to completion of the Transactions, including promptly notifying in writing the other Party of any development or combination of developments that, individually or in the aggregate, would reasonably be expected to prevent, materially delay or materially impair such Party’s ability to consummate the Transactions. Without limiting the foregoing, each Party shall give written notice to the other Party promptly upon becoming aware of any fact, change, condition, event, occurrence or non-occurrence that, if it occurred or was continuing as of the Closing Date, would result in a failure of a condition set forth in Article X (in the case of Seller) or Article IX (in the case of Buyer) or the institution of, or the threat of institution of, any Action against such Party relating to this Agreement or the Transactions.

(d)None of Seller, the Company or any of their respective representatives makes any representation or warranty as to the accuracy of any information provided pursuant to this Section 7.2, and Buyer may not rely on the accuracy of any such information, in each case other than as expressly set forth in the representations and warranties contained in Article IV or Article V or in any other Transaction Document. Any information provided pursuant to this Section 7.2 shall be subject to the terms of the Confidentiality Agreement, dated March 25, 2017, between Seller and Husky Oil Operations Ltd. (the “Confidentiality Agreement”). The Confidentiality Agreement shall terminate automatically, without any action by any party thereto, upon the Closing.

Section 7.3Filings and Authorizations

(a)Buyer and Seller shall use reasonable best efforts to obtain all authorizations, consents, clearances, Orders and approvals necessary for their execution and delivery of, and the performance of their obligations pursuant to each Transaction Document and the Transactions. Seller and Buyer shall coordinate and cooperate with one another in exchanging and providing such information to each other and in making the filings and requests referred to in this Section 7.3. Buyer and Seller shall use reasonable best efforts to supply such reasonable assistance as may be reasonably requested by any other Party in connection with the foregoing. Each of Seller and Buyer (w) shall promptly notify the other Party of (and, at any other Party’s reasonable request, supply to such other Party a copy of) any material communication (or other correspondence or memoranda) from or to, and any proposed understanding or agreement with, any Governmental Authority in respect of such filings pertaining to the Transactions; (x) shall consult and cooperate with the other Party in connection with any analyses, appearances, presentations, memoranda, briefs, arguments and opinions made or submitted by or on behalf of any Party in connection with all meetings, actions, discussions and proceedings with any Governmental Authority relating to such filings, including, subject to applicable Laws, permitting the other Party to review in advance any proposed material written communication to any such Governmental Authority (redacted as appropriate to protect a Party’s competitively sensitive or confidential information) and incorporate the other Party’s reasonable comments; (y) agrees not to participate in any material meeting or discussion with any such Governmental Authority in respect of any filing, investigation or inquiry concerning the Transactions unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend; and (z) shall comply, as promptly as is reasonably practicable, with any requests received by such Party from such Governmental Authority for additional information, documents or other materials. Any such disclosures, rights to participate or provisions of information by one Party to the other Party may be made on a counsel-only basis to the extent required under applicable Law or as appropriate to protect confidential business information.

(b)Without limiting the generality of the foregoing, each of Buyer and Seller shall, and shall cause their respective Affiliates to, use reasonable best efforts to (i) make or cause to be made, in consultation and cooperation with the other Party and as promptly as practicable, but in any event not later than 10 Business Days after the date hereof, filings of a Notification and Report Form pursuant to the HSR Act, which Notification and Report Form shall request early termination of the applicable waiting period; and (ii) secure the expiration or termination of any waiting periods under the HSR Act as promptly as practicable. Buyer shall be responsible for the payment of any filing fees under the HSR Act in connection with the Transactions. Buyer shall take any and all steps and make any and all undertakings reasonably necessary to avoid, eliminate or resolve any and all impediments under any Antitrust Law that may be asserted by any Governmental Authority or any other Person with respect to the Transactions so as to enable the Closing to occur as soon as reasonably practicable. In furtherance of the foregoing, Buyer’s reasonable best efforts shall include agreeing to take any action as may be required by a Governmental Authority in order to (i) obtain all necessary consents, approvals and authorizations as soon as reasonably possible, and in any event before the Outside Date, or (ii) avoid the entry of, or to have vacated, lifted, dissolved, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect as part of any Action and that prohibits, prevents or restricts consummation of the Transactions. Notwithstanding the foregoing or anything else in this Agreement to the contrary, Buyer shall not be required under any circumstances to do or undertake any of the following if it would reasonably be considered to materially affect Buyer’s or its Affiliates’ ownership of, or freedom to operate the businesses or assets of Buyer, its Affiliates or the Company: (x) to propose, negotiate, commit to or effect, by consent decree, hold separate Order or otherwise, the sale, divestiture or disposition of any assets or businesses of Buyer, its Affiliates or the Company; or (y) to agree to any limitation on the conduct or businesses of Buyer, its Affiliates or the Company. In furtherance of the foregoing, it is understood and agreed by Seller that the sale, divestiture or disposition of any Terminal would materially affect Buyer’s or its Affiliates’ ownership of, or freedom to operate the businesses or assets of Buyer, its Affiliates or the Company (including the Business).

(c)Without limiting the generality of the foregoing, the Parties agree to notify the Transactions to CFIUS pursuant to Section 721 and, in furtherance of the foregoing, the Parties will cooperate: (i) to prepare and submit a draft voluntary notice Filing in accordance with Section 721, within 20 Business Days after the date hereof, promptly provide CFIUS with any additional or supplemental information requested by CFIUS during such pre-Filing consultation period and after resolution of all questions and comments received from CFIUS on such draft Filing, promptly submit a final voluntary notice Filing; (ii) to promptly respond (and in any event respond no later than as required by CFIUS) to any request for additional information, documents or other materials; and (iii) with each other in connection with the CFIUS voluntary notice Filing and in connection with resolving any investigation or other inquiry of CFIUS. In connection with the foregoing, Seller and Buyer shall (1) give each other advanced notice of all meetings with any CFIUS official relating to the Transactions, (2) give each other an opportunity to participate in each of such meetings, (3) keep each other reasonable apprised with respect to any oral communications with any CFIUS officials regarding the Transactions, (4) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all written communications with a CFIUS official regarding the Transactions, (5) provide each other (or counsel of each Party, as appropriate) with copies of all written communications to or from any CFIUS official relating to the Transactions and (6) organize regular reviews with each other regarding the progress of the Filing. Any disclosures, rights to participate or provisions of information by one Party to the other may be made on a counsel-only basis to the extent required under applicable Law or as appropriate to protect confidential business information. The Parties intend that, if required in connection with obtaining CFIUS Approval, that Buyer will reasonably consider, at Buyer’s discretion, appropriate mitigations as may be required by CFIUS, provided that any such mitigation not materially affect Buyer’s or its Affiliates’ ownership of, or freedom to operate the businesses or assets of Buyer, its Affiliates or the Company.

(d)Unless this Agreement has been terminated in accordance with Article XI, if CFIUS Approval is not obtained on or before December 1, 2017, the Parties agree to meet and confer on December 15, 2017 regarding the status of CFIUS Approval. If the Parties mutually agree that there is a reasonable opportunity to receive CFIUS Approval on or before March 1, 2018, and all of the conditions set forth in Article IX and X, other than the conditions set forth in Sections 9.4 and 10.4 and those conditions that by their nature are to be satisfied at the Closing, have been satisfied or waived or are likely to be satisfied as of December 31, 2017, the Parties will agree to extend the Outside Date for one additional month (i.e., until January 31, 2018), and the Parties will confer and seek to reach agreement in good faith as to whether a change in the Outside Date merits a change in any other dates set forth in this Agreement. If CFIUS Approval is not obtained within 15 days prior to the expiration of that period, the process set forth in the foregoing sentence will be repeated. Although the Outside Date may be extended in accordance with the foregoing, the Parties currently contemplate they will not extend that date beyond March 1, 2018.

Section 7.4Further Assurances. During the Interim Period, each of the Parties shall use its commercially reasonable efforts to fulfill or obtain the fulfillment of the conditions precedent to the consummation of the Transactions, including the execution and delivery of any documents, certificates, instruments or other papers that are reasonably required for the consummation of the Transactions. Following the Closing, at any Party’s request (and at such requesting Party’s sole cost and expense), the other Party shall, and shall cause its Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances, and take such further actions as may be reasonably requested by a Party to carry out the provisions hereof and of each Transaction Document and to give effect to the Transactions.

Section 7.5Public Announcements. Each Party will consult with the other Party before issuing any initial press release with respect to the execution of this Agreement and will not issue any such press release or make any other initial public announcement regarding the execution hereof without the prior written consent of the other Party (which consent may not be unreasonably withheld, conditioned or delayed). Otherwise, during the Interim Period, no Party will issue or cause the publication of any press release or other public announcement with respect to this Agreement or the Transactions without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that nothing herein will prohibit any Party from issuing or causing the publication of any such press release or public announcement to the extent that such disclosure is, based on the advice of legal counsel, required by Law or Order or by the rules of (or an applicable listing agreement with) a national securities exchange, in which case the Party making such determination will, if practicable under the circumstances, use commercially reasonable efforts to allow the other Party reasonable time to comment on such release or announcement in advance of its issuance or publication.

Section 7.6Employee Matters.

(a)Seller shall update Schedule 5.14(a) no less than 20 days prior to the Closing Date. At least 14 days prior to the Closing Date, Buyer shall make offers of employment in accordance with the terms of this Section 7.6, contingent upon the occurrence of the Closing, to each Business Employee whose employment does not transfer by operation of law. Buyer shall also be afforded an opportunity to offer employment to those employees of Seller listed on Schedule 7.6(a) (the “Optional Employees”), which offers, if any, Buyer shall make at least 14 days prior to the Closing Date. Any such offer of employment for any Business Employee shall be for a position that is comparable to the position held by such Business Employee immediately prior to the Closing Date, at a geographic location that is within 25 miles of the Business Employee’s place of work immediately prior to the Closing Date, and made on terms and conditions sufficient to meet the requirements of Section 7.6(b) and Section 7.6(h), if applicable. Buyer will give each Business Employee no less than five Business Days in which to accept or reject Buyer’s employment offer. Within one Business Day of making an offer to an Optional Employee, Buyer shall provide to Seller written notice of the making of such offer of employment. In the event that Buyer ultimately determines not to make an offer to any Optional Employee, Buyer shall notify Seller of such determination thereof as promptly as reasonably practicable after the making of such determination. Seller shall be entitled to make its own offer of continued employment to those Optional Employees it chooses in its sole discretion on terms and conditions determined in its sole discretion. Buyer will provide Seller with a list at least three Business Days prior to the Closing Date, which shall contain as of that date the names of the Business Employees and the Optional Employees who accepted Buyer’s or its Affiliate’s employment offer. Any Business Employee and any Optional Employee who accepts an offer of employment from Buyer will be treated as a Continuing Employee as provided below. Each Continuing Employee shall become an employee of Buyer as of the Closing Date. Except as otherwise specifically provided in this Section 7.6 or as required by applicable Law, effective as of the Closing Date, the employment of the Continuing Employees with Seller or any Affiliate of Seller shall terminate.

(b)Commencing on the Closing Date and continuing through the date that is 12 months following the Closing Date (the “Continuation Period”) and except with respect to Union Employees who shall be subject to the terms of Section 7.6(h) and shall not be subject to this Section 7.6(b), Buyer shall provide or cause to be provided to each Business Employee and any Optional Employee who accepts an offer of employment from Buyer set forth in Section 7.6(a) above as of the Closing (collectively, the “Continuing Employees”) (i) a base salary or wage rate and other compensation, as applicable, at least equal to those provided to each such Continuing Employee immediately prior to the Closing Date, and (ii) employee benefits (excluding participation in any defined benefit pension plan, retiree medical plan, and any special retention, severance, or change in control benefits) which are substantially similar in the aggregate to those then in effect for such Continuing Employees immediately prior to the Closing Date, and (iii) Buyer shall provide for full credit, where applicable, for purposes of participation and eligibility and vesting under any benefit or compensation plans, programs, policies, arrangements, and practices, and in addition for purposes of determining amount or level of benefits under any vacation, paid-time off and severance pay plans, of Buyer and its Affiliates (including the Company, but excluding participation in any defined benefit pension plan or retiree medical plan) (“Buyer Plans”), for such Continuing Employees’ service with Seller, the Company and their respective Affiliates prior to the Closing Date, to the same extent recognized by Seller, the Company and their respective Affiliates immediately prior to the Closing Date; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits. For purposes of each Buyer Plan providing medical, dental, prescription drug, and/or vision benefits to any Continuing Employee, Buyer shall, or shall cause the Company or any third-party insurance carriers to, cause all pre-existing condition exclusions, actively-at-work requirements, and waiting periods of such

Buyer Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent any such exclusions or requirements were waived or were inapplicable under the analogous Seller Plan immediately prior to the Closing Date. Buyer shall provide, or cause the Company or any third-party insurance carriers to provide, each Continuing Employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to becoming eligible to participate in any Buyer Plans under the analogous Seller Plan (to the same extent that such credit was given under such Seller Plan) in satisfying any applicable deductible, co-insurance, or annual maximum out-of-pocket requirements under the applicable Buyer Plan.

(c)Effective as of the Closing Date and except as set forth in Section 7.6(h) with respect to Union Employees, Continuing Employees and their applicable dependents shall cease to accrue benefits under any Seller Plans. Buyer shall take any and all actions reasonably necessary to permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, and including plan loans) to a 401(k) plan qualified under Section 401(a) of the Code established or designated by Buyer in an amount equal to any eligible rollover distribution made to such Continuing Employee (including plan loans) from any Seller Plan which is a 401(k) plan.

(d)Buyer shall be responsible for medical and dental expenses covered under the terms of the Buyer Plan or Buyer Plans providing medical and dental benefits (the “Buyer Medical Plans”) incurred on or after the Closing Date by a Continuing Employee and/or his covered dependents who are enrolled in the Buyer Medical Plans, and notwithstanding any other provision of this Agreement shall cause all Continuing Employees and their dependents to be eligible for enrollment in and coverage under such Buyer Plans effective immediately following the Closing. Seller shall be responsible only for medical and dental expenses covered under the terms of the applicable medical and dental Seller Plans incurred prior to the Closing Date by a Continuing Employee and/or his covered dependents.

(e)Buyer shall offer each Continuing Employee who is participating in Seller’s or Seller’s Affiliate’s health care flexible spending account and/or dependent care flexible spending account coverage under Buyer’s or Buyer’s Affiliate’s health care flexible spending account and dependent care flexible spending account. Each Continuing Employee’s benefits options, elections and balances under Seller’s or Seller’s Affiliate’s health care flexible spending account and/or dependent care flexible spending account, as applicable, in effect immediately prior to the Closing shall be carried over from Seller’s or Seller’s Affiliate’s applicable flexible spending account to Buyer’s or Buyer’s Affiliate’s corollary flexible spending account. Any positive balance in the Continuing Employee’s flexible spending account shall be transferred from Seller’s or Seller’s Affiliate’s flexible spending account to Buyer’s or Buyer’s Affiliate’s corollary flexible spending account as soon as administratively practicable after the Closing. If there is a negative balance in the Continuing Employee’s health care flexible spending account (caused, for example, by the Continuing Employee’s having been reimbursed from his health care flexible spending account in excess of his contributions to the account as of the Closing), Buyer shall transfer an amount equal to such negative balance to Seller as soon as administratively practicable after the Closing.

(f)Buyer shall, and shall cause the Company to, assume all vacation or any other paid time off accrued or accumulated with respect to Continuing Employees through the Closing Date, and Seller shall provide Buyer at the Closing with cash sufficient to satisfy all such accrued vacation or paid time off accumulated with respect to Continuing Employees through the Closing Date, and Buyer shall, and shall cause the Company to, allow all Continuing Employees to use such assumed vacation and paid time off during the remainder of calendar year in which Closing occurs. Thereafter, Buyer and the Company shall recognize such Continuing Employees’ years of service as service with Buyer under the vacation policy and any other paid time off policy or program of Buyer or its applicable Affiliate, including for determinations of vacation or any other paid time off for which the employee is eligible.

(g)Buyer shall bear any costs related to any claims made by any Business Employee for any severance payments and benefits (including the employer portion of any employment Taxes) arising out of or in connection with Buyer’s failure to make offers of employment to any Business Employee in accordance with this Agreement; for the avoidance of doubt, Buyer shall not bear any such costs with respect to any such claims made by any Optional Employees to whom Buyer determines not to offer employment. Seller shall bear any costs related to any claims made by any Business Employee for any severance payments and benefits (including the employer portion of any employment Taxes) arising out of or in connection with such Business Employee’s refusal of an offer of employment made by Buyer in compliance with Section 7.6(a).

(h)Notwithstanding any other provisions of this Agreement, Buyer agrees effective as of the Closing, (i) to be the “successor” for all purposes under and to be bound by the Collective Bargaining Agreement, (ii) to provide any and all compensation and benefits required under the terms of the Collective Bargaining Agreement to those Continuing Employees who immediately prior to the Closing were Union Employees and (iii) to otherwise be bound by, to assume and comply with all of the terms and conditions of all obligations under the Collective Bargaining Agreement. Buyer shall execute and deliver, on or prior to the Closing, all documentation and agreements required to effectuate the foregoing.

(i)At or promptly following the Closing, Seller will deliver to Buyer all files, reports, records, and other materials, within Seller’s or its Affiliates’ possession or control as are reasonably necessary to administer the Pension Plan. During the Interim Period, Seller shall pay, or cause to be paid, as and when due, any contribution to the Pension Plan required pursuant to Section 412 of the Code or Section 302 of ERISA. Seller shall on a timely basis make any filing required in connection with the Transactions pursuant to Section 4043 of ERISA. Provided that (i) no acceleration of Liabilities, demand for payment or funding, or condition on the consummation of the Transactions shall have been imposed on Buyer, its Affiliates or the Company by the Pension Benefit Guaranty Corporation in connection with the Pension Plan and (ii) at or prior to the Closing, Seller makes a contribution to the Pension Plan in the amount of $1,966,777, Buyer agrees, effective as of the Closing, to assume from Calumet GP, LLC the sponsorship of the Pension Plan and all assets and Liabilities of or arising under the Pension Plan. The Parties shall execute such documents and shall make or cause to be made such filings with any Governmental Authority as they shall deem necessary and appropriate to accomplish the transfer of the sponsorship of and all assets and Liabilities of or arising under the Pension Plan from Calumet GP, LLC to Buyer.

(j)With respect to any compensatory award which is based on, convertible into, or calculated by reference to the equity of Seller or any of its Affiliates and which is held by any Business Employee (the “Compensatory Equity Awards”), Seller shall not take any action to cancel or otherwise cause the forfeiture of such Compensatory Equity Awards due to such Business Employee accepting an offer of employment from Buyer and such Compensatory Equity Awards shall thereafter continue to vest in accordance with their respective terms.

(k)The provisions of this Section 7.6 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any Person (including for the avoidance of doubt any current or former employees, directors, or independent contractors of the Company, Buyer or any of its Affiliates or any representatives thereof), other than the Parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided for in this Section 7.6) under or by reason of any provision of this Agreement. Without limiting the generality of the foregoing, no provision of this Agreement shall create any third-party beneficiary rights in any employee or former employee of the Company or any Business Employee (in each case including any beneficiary or dependent thereof) in respect of continued employment by Seller, the Company, their respective Affiliates or otherwise. Nothing herein, other than as expressly provided in this Section 7.6, shall (i) preclude the ability of Buyer, the Company or any of their respective Affiliates to terminate any employee of the Company for cause, (ii) require Buyer, the Company or any of their respective Affiliates to continue any compensation or benefits plans or arrangements or prevent the amendment, modification or termination thereof after the Closing Date or (iii) amend any Seller Plan, Buyer Plan, Benefit Plan or other compensation plans or arrangements.

Section 7.7WARN Act. Buyer shall not take any action on or after the Closing Date that would create any Liability for Seller or any of its Affiliates under the WARN Act. Seller shall have no obligation to provide any notice or notification under the WARN Act in respect of, or as a result of, any actions taken by Buyer or its Affiliates on or after the Closing Date. Seller shall not take any actions prior to the Closing Date that would create any Liability for Buyer or any of its Affiliates, or the Company, under the WARN Act.

Section 7.8Confidentiality. For a period of three years following the Closing Date, Seller shall hold and shall cause each of its Affiliates to hold, and Seller shall cause its and its Affiliates’ respective officers and directors to hold, in confidence, unless compelled to disclose by Order or Law, all Confidential Information concerning the Company, using at least the same degree of care with respect to such Confidential Information as it would take to preserve the confidentiality of its own similar information (and in any event at least a reasonable degree of care).

“Confidential Information” means confidential documents and information of the Company but shall not include documents or information that can be shown by Seller to have been (i) in the public domain prior to the date of this Agreement, (ii) in the public domain after the date of this Agreement through no fault of Seller or its Affiliates, (iii) made lawfully available to Seller or its Affiliates after the Closing Date on a non-confidential basis from a third party who is not known by Seller or its Affiliates, after reasonable inquiry, to be under an obligation of confidentiality to Buyer or the Company; or (iv) lawfully developed by Seller after the date of this Agreement without the use of Confidential Information.

Section 7.9Insurance Matters.

(a)Seller shall maintain or cause to be maintained in full force and effect the Seller Insurance Policies (or substantially comparable insurance policies that provide no less favorable coverage for the Company and its assets and properties than exists under the Seller Insurance Policies as of the date hereof, and such substantially comparable insurance policies shall be deemed to be Seller Insurance Policies for purposes of this Section 7.9) until the Closing. For any claims under the Seller Insurance Policies that occur prior to the Closing, Seller will continue to notify the applicable insurers on a timely basis with respect to such claims and comply with the terms and conditions of the applicable Seller Insurance Policies. Buyer acknowledges and agrees that, from and after the Closing Date (i) Seller or its Affiliates may terminate coverage with respect to the properties and assets of the Company and the Business under the Seller Insurance Policies, except such coverage provided by the Environmental Policy which shall be assigned to Buyer at the Closing pursuant to the Environmental Policy Assignment Agreement; (ii) neither the properties and assets of the Company nor the Business will be covered under Seller Insurance Policies following the Closing Date (except to the extent set forth under Section 7.9(b)); and (iii) Buyer shall become solely responsible for procuring, maintaining and paying for all insurance policies with respect to post-Closing insurance coverage for the properties and assets of the Company and the Business.

(b)During the Interim Period, Buyer may elect, by delivery of written notice to Seller, to obligate Seller, on behalf of the Company, to file and continue to pursue claims to recover proceeds under and pursuant to the terms of the Seller Insurance Policies from and after the Closing Date, to the extent such claims arise out of or relate to an act or failure to act, event or circumstance occurring prior to the Closing, in each case, to the fullest extent available under such Seller Insurance Policies (the “Continuing Insurance”). Seller or its Affiliates will pay over any proceeds of any related insurance recovery to the Company to the extent actually received by Seller or its Affiliates. In the event that Buyer makes such election, Buyer shall, to the extent that credit support is required by Ace American Insurance Company to allow Seller and the Company to continue to access the Continuing Insurance following Seller’s removal of credit support relating to the Continuing Insurance, provide the replacement credit support so required (in an amount not to exceed $500,000 unless Buyer otherwise agrees). Seller agrees to not withdraw any credit support it has provided for the Continuing Insurance during the Interim Period without first providing thirty (30) days’ prior written notice to Buyer, it being agreed that neither Seller nor any of its Affiliates shall otherwise have any obligation to provide or otherwise maintain any credit support following the Closing to maintain the Continuing Insurance.

(c)Buyer shall be entitled to receive and retain any and all amounts which are to be paid to insured Persons pursuant to any Seller Insurance Policy in respect of any insurance claim relating to the Company or the conduct of the Business prior to the Closing Date; provided, that with respect to any such insurance claim, Seller and its Affiliates (excluding the Company) shall be entitled to receive and retain such amounts to the extent necessary to reimburse Seller and its Affiliates (excluding the Company) for Losses actually incurred by Seller and its Affiliates (excluding the Company) in respect of such insurance claim.

Section 7.10Seller’s Brand Name; Removal of Logos and Signs.

(a)As promptly as reasonably practicable following the Closing Date, but in no event later than 60 days after the Closing Date, or, with respect to immaterial displays which are not readily visible to the public (i.e., hardhat emblems, etc.), no later than 90 days after the Closing Date, Buyer will stop using and otherwise not exploit, the Company Marks in any form, including by removing or permanently obliterating all references to the Company Marks that appear on any asset of the Company, including all signage, storage containers, uniforms and clothing, promotional or advertising literature, stationery, purchase order forms, labels, office forms and packaging (including signs displaying Seller’s or Seller’s Affiliates’ emergency contact telephone numbers or otherwise using or displaying the Company Marks in whole or in part). Without limiting the foregoing restrictions, in no event will Buyer use or display the Company Marks in any way other than in substantially the same manner used by the Business immediately prior to the Closing Date. During any period that Buyer is using the Company Marks as provided in this Section 7.10, Buyer shall use commercially reasonable efforts to inform customers, suppliers and contractors of the Company that it is not affiliated with Seller or Seller’s Affiliates and is using the Company Marks with permission solely to facilitate the transition of the Business. Notwithstanding anything to the contrary, Buyer shall have no right to create any new materials containing the Company Marks to be used in the operation of the Business.

(b)Buyer expressly acknowledges and confirms that Buyer shall not receive, any right, title or interest in or to the Company Marks, except the limited right to use Company Marks for the sole purpose of permitting Buyer to complete the phase out of such use in accordance with this Section 7.10.

Section 7.11Books and Records. From and after the Closing, each Party shall preserve and keep the books and records of the Company that relate to any period on or before the Closing Date for a period of six years after the Closing Date (or longer for Tax records if required by Article VIII) and, to the extent permitted by applicable Law, will make available to the other Party, during normal business hours, such books and records as are necessary or useful in connection with the preparation or filing of any tax return, any tax claim, audit or similar investigation or any dispute, litigation or defense of any indemnification claim, or in order to enable the other Party to comply with its obligations under this Agreement or to perform the Transactions. Following such six year period (or such longer period with respect to Tax records as may be required in Article VIII), each Party may retain or destroy such books and records in accordance with its record retention policies in effect from time to time; provided, however, that such Party shall notify the other Party prior to any such destruction and, if requested in writing by the other Party within 10 days after such notice, such Party shall deliver such books and records to the other Party, at the other Party’s sole expense, prior to such destruction. Notwithstanding anything in this Agreement to the contrary, but subject to Section 7.8, Seller may retain copies of the books and records and minute books of the Company relating to the period on or before the Closing Date.

Section 7.12Release and Replacement of Bonds and Guaranties. From the date hereof until the Closing, and until the expiry of the Credit Support Retention Period solely with respect to any Seller Credit Support that has not been replaced and released on or prior to the Closing in accordance with the below, Buyer shall use commercially reasonable efforts to (a) arrange for substitute credit support arrangements for the guaranties, letters of credit, bonds, security deposits, financial assurances and other surety obligations that are entered into by or on behalf of Seller or any of its Affiliates (other than the Company) in connection with the Business and are set forth on Schedule 7.12, as may be updated by Seller during the Interim Period to reflect any terminated or replaced credit support arrangements (so long as any such replacements are on substantially equivalent terms) including reductions in time and dollar limits of parent guaranties in alignment with the Credit Support Retention Period (provided that any change may not adversely affect the Business) (collectively, “Seller Credit Support”) outstanding as of the Closing Date, or (b) otherwise assume all obligations under the Seller Credit Support; provided, that under either clause (a) or (b), Buyer shall use commercially reasonable efforts to obtain from the creditor or other counterparty a full release of the provider of such Seller Credit Support for reimbursement to the creditor or fulfillment of other obligations to a counterparty in connection with amounts drawn under the Seller Credit Support solely to the extent related to the Company or the Business (such releases, collectively, the “Credit Support Releases”). At the Closing, Buyer shall provide Seller with letters of credit reasonably satisfactory to Seller and in the same amount as any Seller letters of credit that are Seller Credit Support and remain outstanding as of the Closing. Buyer shall cause each such letter of credit to remain outstanding until the applicable Seller letter of credit is returned to Seller, at which time Seller shall promptly return the corresponding Buyer-provided letter of credit to Buyer. Except as permitted above, Seller and its Affiliates shall not reduce, terminate or withdraw any Seller Credit Support until the earlier of (i) the replacement thereof in accordance with the foregoing and (ii) the date that is 12 months following the Closing Date (the “Credit Support Retention Period”); provided, however, that Seller may withdraw or terminate any Seller Credit Support for which Buyer has failed to indemnify or reimburse Seller for pursuant to the next sentence of this Section 7.12, which failure has not been waived by Seller in writing or cured by Buyer within five Business Days after receipt by Buyer of written notice thereof from Seller. With respect to any Seller Credit Support related to the Company or the Business that remains in place following the Closing, until the expiry of the Credit Support Retention Period, (x) Buyer shall indemnify, defend and hold harmless the provider of such Seller Credit Support from any and all Liabilities relating to, resulting from, or arising from, or arising out of, any claim made against such Person under any such Seller Credit Support solely to the extent related to the Company or the Business and (y) Buyer shall promptly reimburse Seller for any costs (in respect of costs payable to unaffiliated third parties) and reasonable costs (in respect of internal costs) incurred by Seller or any of its Affiliates following the Closing in connection with such Seller Credit Support, it being agreed that any such costs in respect of Seller Credit Support that also relates to other businesses of Seller and its Affiliates shall be reasonably allocated among the Business and such other businesses. Seller shall, and shall cause its Affiliates to, reasonably cooperate with Buyer in connection with Buyer’s obligations under this Section 7.12.

Section 7.13IT Systems.

(a)On or prior to the Closing Date, except as expressly set forth otherwise in the Transition Services Agreement, Buyer shall provide all IT systems necessary for Buyer to continue to conduct the Business following Closing, including sufficient hosting environments for all software applications, networking and telecommunications infrastructure for all Business sites, sufficient storage for all data to be received from Seller or its Affiliates pursuant to this Agreement, a data center (or equivalent mechanism) capable of supporting the entire end-user environment of the Business and all personnel and service contract(s) required to support all IT systems necessary for the conduct of the Business.

(b)Using information and reasonable assistance provided by Seller, Buyer shall develop and, by no later than 20 Business Days following the Closing Date, provide to Seller a detailed plan for the termination of all services provided under the Transition Services Agreement by the end of the term of such agreement. Such plan will include a description of Buyer’s capability and allocation of resources to (i) allow provision of the transition services in accordance with the Transition Services Agreement and (ii) accomplish a complete transition to Buyer’s IT systems in accordance with the applicable termination date under the Transition Services Agreement.

(c)Except as set forth under the Transition Services Agreement, Buyer shall be solely responsible for purchasing, licensing, or otherwise procuring for itself any third party-owned IT systems or third party-owned IT equipment as may be needed to permit Buyer to use such third party-owned IT systems or third party-owned IT equipment in connection with the Business after the Closing Date.

(d)During the Interim Period, Seller shall, and shall cause the Company and its and their respective representatives to, cooperate in good faith and use their respective commercially reasonable efforts to assist Buyer and its Affiliates with the transition of the Business to Buyer, at Seller’s cost and expense. Such transition assistance shall include making available to Buyer, its Affiliates and/or their respective representatives (i) appropriate knowledgeable business, operations, and administration personnel and any other personnel, including for initial transition meetings with the appropriate personnel, (ii) subject to the terms of the third party agreements related thereto, the underlying data and model structure for the materials set forth in Schedule 7.13(d), which documentation and data shall be delivered to Buyer at or prior to the Closing, and (iii) any other support that in each case is reasonably necessary for such transition, including such support as is reasonably required in connection with the services and documentation listed in Schedule 7.13(d); provided, that all such transition assistance shall not unreasonably interfere with the business of Seller or any of its Affiliates and, provided, further, that Buyer shall reimburse Seller for any third party expenses in connection with providing such transition assistance.

Section 7.14Excluded Assets. Prior to the Closing, Seller shall, at its sole cost and expense (including any related Taxes), cause the Company to enter into such conveyances and assignment agreements and make all filings with Governmental Authorities or third parties, in each case in form and substance reasonably acceptable to Buyer, as may be required to cause all right, title and interest in and to the Excluded Assets to be transferred to Seller or its designee. Following the Closing, Seller shall, at its sole cost and expense (including any related Taxes), remove any Excluded Non-Hydrocarbon Inventory in accordance with Schedule 2.4. Seller shall, in connection with such removal, exercise a reasonable degree of care to avoid damage to any of the Company’s assets and properties, and to the extent any such assets and/or properties are damaged in connection with such removal, Seller shall promptly fully repair such asset and/or property to the condition in which it existed immediately prior to such damage in accordance with Prudent Industry Practice at Seller’s sole cost and expense.

Section 7.15Consent Decree. On and after the Closing, Buyer and the Company shall satisfy, perform and assume and shall hold harmless and indemnify Seller and its Affiliates (other than the Company) from and against all obligations and liabilities under the Consent Decree, except with respect to any Excluded Environmental Liabilities.

Section 7.16Wrong Pocket.  If after the Closing Date Seller or any of its Affiliates receives any payment related to the Business which should be paid to Buyer pursuant to the terms of this Agreement, Seller agrees to promptly remit (or cause to be promptly remitted) such funds to Buyer.  If after the Closing Date Buyer or any of its Affiliates (including the Company) receives any payment that is not related to the Business, then Buyer agrees to promptly remit (or cause to be promptly remitted) such funds to Seller.  The Parties agree to treat the ultimate recipient of any such funds as having received the payment ab initio for all applicable Tax purposes.

Section 7.17Consents; Estoppels; Product Agreement; Back-to-Back Agreements.

(a)Buyer acknowledges that the consents set forth on Schedule 7.17(a) (the “Specified Consents”) are required from third parties to Contracts to which the Company or any of its Affiliates is a party, and the Specified Consents have not been obtained and may not be obtained. Buyer agrees that neither the Company nor Seller shall have any liability whatsoever to Buyer (and Buyer shall not be entitled to assert any claims against Seller and its Affiliates) arising out of or relating to the failure to obtain the Specified Consents or because of the default, acceleration or termination of any such Contract or loss of right under any such Contract as a result thereof. Buyer further agrees that no representation, warranty or covenant of the Company contained herein shall be breached or deemed breached and no condition of Buyer shall be deemed not to be satisfied as a result of (a) the failure to obtain any Specified Consent or as a result of any such default, acceleration, termination or loss of right or (b) any Action commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any Specified Consent or any such default, acceleration, termination or loss of right.

(b)During the Interim Period, Seller shall, and Seller shall cause the Company to, use their commercially reasonable efforts to obtain at the earliest practicable date all consents and approvals required to consummate the Transactions (including the BNSF Consents) and to obtain the Estoppels; provided, however, that neither Seller nor the Company shall be obligated to pay any consideration (other than consideration that is otherwise payable by Seller or the Company pursuant to an existing Contract), commence any litigation or offer or grant any accommodation to any third party from whom consent or approval is requested, including, for the avoidance of doubt, with respect to any Estoppel.

(c)During the Interim Period, Seller shall, and shall cause its Affiliates to, use their respective commercially reasonable efforts to amend the Product Agreement such that the Company is substituted as the counterparty thereto, pursuant to an amendment agreement in form and substance reasonably satisfactory to Seller and Buyer.

(d)If any Commercial Contract or New Commercial Contract cannot be assigned to the Company as of the Closing Date, whether as a result of the failure to obtain required third party consents or otherwise (a “Restricted Contract”), then notwithstanding anything to the contrary herein, neither this Agreement nor any document executed in connection herewith shall constitute a transfer, assignment, conveyance or delivery of or an attempted transfer, assignment, conveyance or delivery of any Restricted Contract, and Seller shall, and shall cause its Affiliates to, at Seller’s sole cost and expense, use their respective commercially reasonable efforts, and Buyer shall reasonably cooperate with Seller and its Affiliates to take such actions as are reasonably necessary (including obtaining any required third party consents) to transfer, assign, convey and deliver any such Restricted Contract to the Company as promptly as practicable after the Closing Date; provided, however, that none of Seller, Buyer or any of their respective Affiliates shall be required to pay or incur any cost or expense to obtain any third party consent other than de minimis administrative costs associated with obtaining such consent (which shall be borne by Seller). Pending the completion of such actions relating to any Restricted Contract, the Parties shall cooperate with each other in any commercially reasonable arrangement selected in the reasonable discretion of Buyer designed to provide the Company with the benefits of use of such Restricted Contract (or any other right or benefit related thereto, including the enforcement for the benefit of the Company, at Seller’s sole cost and expense, of any and all rights of Seller or its applicable Affiliate against a third party associated therewith to the extent such costs and expenses arise as a result of such arrangement). Such reasonable arrangement may include, if requested by Buyer, the execution of back-to-back agreements reasonably satisfactory to the Parties (each, a “Back-to-Back Agreement”) to effect the transfer to the Company of the benefits and burdens of or on Seller or its applicable Affiliate under any Restricted Contract. Any such Back-to-Back agreement shall provide that (i) Seller or its applicable Affiliate shall continue to be bound by such Restricted Contract, (ii) the Company shall perform and discharge fully all of Seller’s or its applicable Affiliate’s obligations under such Restricted Contract after the Closing Date, (iii) Seller or its applicable Affiliate shall, without further consideration therefor, pay, assign and remit to the Company promptly all monies, rights and other considerations received in respect of such Restricted Contract, and (iv) Seller or its applicable Affiliate shall promptly exercise or exploit the beneficial rights and options of the Company under such Restricted Contract. Buyer and the Company shall be responsible for the reasonable out of pocket costs incurred by Seller or its Affiliates that arise as a result of the Restricted Contract, except as a result of Seller’s or its Affiliates’ breach thereof. Seller shall be responsible for the reasonable out of pocket costs incurred by Buyer, the Company or their respective Affiliates that arise as a result of a Back-to-Back Agreement, but only to the extent those costs are incurred because of the existence of the Back-to-Back Agreement. Once any such action for the transfer, assignment, conveyance and delivery of a Restricted Contract is completed, Seller shall or shall cause its applicable Affiliate to promptly transfer, assign, convey and deliver such Restricted Contract to the Company, and the Company shall assume all Liabilities associated with such Restricted Contract (other than any such Liabilities caused solely by the breach of such Restricted Contract by Seller or any of its Affiliates) pursuant to an Acceptable Assignment Agreement (which Acceptable Assignment Agreement the Parties shall prepare, execute (or cause the execution of) and deliver in good faith at the time of such transfer).

Section 7.18Title Policies. Buyer may procure, at its sole cost and expense, title insurance policies insuring Buyer’s fee simple title and leasehold interests to the Company Properties and an American Land Title Association survey of the Real Property; provided, that the foregoing shall not be deemed to mitigate Seller’s representations and warranties set forth in Section 5.16 and its obligations under Section 7.9, and in connection therewith, Seller and its Affiliates shall execute and deliver such customary title affidavits and other customary documents, agreements, endorsements, affidavits, instruments and information, in each case in form and substance reasonably acceptable to Seller and to the extent reasonably required by Buyer’s title insurance company or surveyor.

Section 7.19Renewable Fuel Standard Compliance. The Parties hereby agree to the procedures set forth in Schedule 7.19 with respect to compliance with the Renewable Fuel Standard.

Section 7.20Director and Officer Liability and Indemnification.

(a)Buyer agrees that all rights to indemnification, advancement of expenses and exculpation by the Company now existing in favor of each Person who has been at any time prior to the Closing an officer or managing member of the Company (each, an “Indemnified Person”), as provided in the organizational documents of the Company, in each case as in effect on the date of this Agreement, shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms until the sixth anniversary of the Closing Date. For a period of six years after the Closing Date, Buyer shall cause the Company not to amend, repeal or otherwise modify any provision in the Company’s Limited Liability Company Agreement, as amended, relating to the exculpation or indemnification (or limitation on liability) of any officers and/or the managing member of the Company. Solely with respect to this Section 7.20, no Indemnified Person shall have any recourse against the Company for any Losses unless such Indemnified Person has used commercially reasonable efforts to first seek recovery for such Losses under the Seller Insurance Policies.

(b)If Buyer, the Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person or (ii) transfers all or substantially all of its properties or assets to any Person, then, in each case, the successors and assigns of such Persons, as the case may be, shall expressly assume and be bound by the obligations set forth in this Section 7.20.

(c)This Section 7.20 is intended to be for the benefit of each of the Indemnified Persons and may be enforced by any such Indemnified Person as if such Indemnified Person were a party to this Agreement. The obligations of Buyer under this Section 7.20 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Person without the consent of such Indemnified Person.

(d)For the avoidance of doubt, the provisions of this Section 7.20 and the indemnification contemplated by this Section 7.20 shall not be subject to any of the survival or other limitation or exclusive remedy provisions of Article XII.

Section 7.21Environmental Policy Assignment Agreement. From the date of this Agreement until 60 days following the Closing Date, Seller shall use commercially reasonable efforts to deliver to Buyer the Environmental Policy Assignment Agreement, duly executed by all of the parties thereto, as promptly as practicable after the date hereof.

Section 7.22Specified Projects.

(a)Seller shall cause all Contracts related to the development and construction of the Specified Projects to be entered into by the Company (and not by Seller or any of Seller’s Affiliates) in accordance with the budgets therefor, and Seller shall negotiate the terms of such Contracts in a manner consistent with Prudent Industry Practices (and the terms thereof shall reflect such negotiation). Seller shall, promptly following the date hereof, cause the assignment to the Company of all Contracts entered into by Seller or any of its Affiliates (excluding the Company) prior to the date hereof with respect to the Specified Projects.

(b)During the Interim Period, Seller shall cause the Company to diligently pursue the development and construction of each Specified Project in accordance with Seller’s engineering standards and the budget for such Specified Project, including to continue to make capital expenditures related to such Specified Capital Projects in accordance with its applicable budget. Without limitation of Seller’s obligations under the preceding sentence, neither Seller nor the Company makes any representation or warranty, express, implied, statutory or otherwise, at law or in equity, in respect of Seller’s, the Company’s or any of their respective Affiliates’ performance of development and construction of the Specified Projects pursuant to this Section 7.22(b), including with respect to merchantability or fitness for any particular purpose. Seller shall not, and shall cause the Company not to, change the scope of the Superior Flex Project outlined in Schedule 1.1(b) in any material respect without the prior written consent of Buyer, such consent not to be unreasonably withheld, conditioned or delayed. Seller shall keep Buyer fully informed of all material developments relating to or in connection with each Specified Project, including by providing prompt written notice to Buyer if it appears at any time that there will be, or would reasonably expected to be, any material delay in the development and construction of such Specified Project (a “Delay”) or any material deviation from the approved “authority for expenditures” for the development and construction of such Specified Project (a “Deviation”). In the event of a Delay, Seller shall promptly develop and provide to Buyer a reasonably detailed plan to mitigate the Delay in respect of the affected Specified Project and shall consult with Buyer as to the substance thereof and incorporate all reasonable comments thereto (if any) provided by Buyer. In the event of a Deviation, Seller shall promptly provide to Buyer a reasonably detailed description of the Deviation and the projected impact on the development and construction of the affected Specified Project, together with any other information reasonably requested by Buyer related to such Deviation.

(c)Buyer shall be entitled to designate two observers to monitor and observe the development and construction of the Specified Projects, and Seller shall cause the Company to provide to such observers (i) all material notices, information, reports and other materials which are furnished to Business Employees, the sole member and/or the officers of the Company with respect to the Specified Projects, in the same form and at the same time as is furnished to such Persons, (ii) reasonable access to the properties and assets related to the Specified Projects and (iii) the right to participate in all material discussions conducted at any meetings held to discuss the Specified Projects. Seller may not rely on any statements or communications made by Buyer’s observers in connection with the development and construction of the Specified Projects or the monitoring and observation thereof by such observers.

Section 7.23Reports. During the Interim Period, Seller shall in good faith provide to Buyer (a) unaudited quarterly financial statements of the Company for the prior quarter, and (b) monthly business, operating and financial reports with respect to the Company and/or the Business (which reports are understood to include the P&L and normal operating events for the prior monthly period), in each case as are compiled in the ordinary course of business. Seller shall provide the foregoing financial statements and reports promptly following the date that such financial statements and reports are available to Seller and/or the Company. Notwithstanding anything to the contrary set forth in this Agreement, Seller shall not be obligated to provide any information that would cause Seller or the Company to breach any confidentiality obligation to any third party or as prohibited by applicable Law. Without limitation of any of Seller’s representations and warranties set forth in Article V, Seller does not make any representations or warranties regarding any additional information (i.e., information not otherwise the subject of Seller’s representations or warranties under Article V) provided pursuant to this Section 7.23.

Section 7.24Rhinelander Closure Letter. Seller shall use its commercially reasonable efforts to obtain a Rhinelander Closure Letter as promptly as practicable prior to Closing. Seller shall keep Buyer reasonably informed as to the status of the Rhinelander Closure Request and shall promptly provide Buyer with a copy of all material written correspondence, reports or other documents received or submitted to a Governmental Authority with respect thereto, including a copy of the Rhinelander Closure Letter promptly upon receipt thereof. From the date of this Agreement until the earlier of (a) Seller’s receipt of such Rhinelander Closure Letter and (b) December 31, 2017 (provided, that Seller may extend such date to February 28, 2018 by delivery of written notice to Buyer on or prior to December 31, 2017), Buyer shall not, without Seller’s prior written consent or unless required by Environmental Law or Environmental Permit or otherwise required by any Governmental Authority, conduct any invasive surface or subsurface testing or sampling, including any soil borings, hand borings, geoprobes, test pits or monitoring wells with respect to any polychlorinated biphenyls that may be present in the soil or groundwater at the Rhinelander Terminal site. In the event such Rhinelander Closure Letter is not obtained prior to such date, Buyer may perform any such testing or sampling and conduct any Remedial Action that may be required pursuant to Environmental Law or Environmental Permit or otherwise required by a Governmental Authority to obtain a Rhinelander Closure Letter.

Section 7.25Site Access. Buyer shall cause its observers, employees and representatives who access any worksite or other property associated with the Business during the Interim Period to comply with Seller’s written health and safety policies and procedures related to such worksite or property; provided, that Seller has made such policies and procedures reasonably available to Buyer in advance of such access.  THE BUYER INDEMNIFIED PARTIES HEREBY WAIVE, RELEASE AND AGREE TO RELEASE, DEFEND, INDEMNIFY AND HOLD HARMLESS THE SELLER INDEMNIFIED PARTIES FROM AND AGAINST ANY AND ALL LOSSES TO THE EXTENT ARISING OUT OF, RESULTING FROM, OR RELATING TO THE ACTIVITIES OF THE BUYER INDEMNIFIED PARTIES RELATED TO THE ACCESS AFFORDED TO THE BUYER INDEMNIFIED PARTIES UNDER THIS AGREEMENT DURING THE INTERIM PERIOD, EXCEPT TO THE EXTENT SUCH LOSSES ARISE OUT OF OR RESULT FROM, SOLELY OR IN PART, THE SOLE, ACTIVE, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR VIOLATION OF LAW OF OR BY A MEMBER OF THE SELLER INDEMNIFIED PARTIES.

Section 7.26Assignment of Duluth Ground Lease. During the Interim Period, Seller shall use commercially reasonable efforts to obtain, as promptly as practicable after the date hereof, and Buyer shall use commercially reasonable efforts to cooperate and assist Seller in obtaining, a release of Calumet Specialty Products’ obligations under the Duluth Ground Lease, pursuant to an amendment to the Duluth Ground Lease duly executed by all of the parties thereto or an irrevocable waiver of such obligations duly executed by Seaway Port Authority of Duluth, which amendment or waiver shall not impose any additional Liabilities or material obligations on the Company beyond those set forth in the Duluth Ground Lease. Upon obtaining such amendment or waiver, Seller shall promptly deliver to Buyer a true and correct copy thereof.

ARTICLE VIII
TAX MATTERS
Section 8.1Tax Returns.

(a)Buyer, at its sole cost and expense, shall prepare or cause to be prepared all Tax Returns of the Company for all Pre-Closing Periods (the “Pre-Closing Tax Returns”), and all Tax Returns of the Company for all Straddle Periods, in each case, to the extent such Tax Returns are required to be filed after the Closing Date. Such Tax Returns shall be prepared on a basis consistent with past practice of the Company except to the extent otherwise required by Law. Not later than 30 days prior to the due date for filing any such Tax Return, Buyer shall deliver a copy of such Tax Return, together with all supporting documentation and workpapers, to Seller for its review and reasonable comment. Buyer and Seller shall attempt in good faith to resolve any disagreement regarding such Tax Returns prior to filing. In the event Buyer and Seller are unable to resolve any dispute within 10 days prior to the due date for filing such Tax Return, such dispute shall be resolved by the Accounting Firm, which resolution shall be binding on the Parties. The fees and expenses of the Accounting Firm shall be borne equally between Buyer and Seller. If any dispute with respect to such Tax Return is not resolved prior to the due date of such Tax Return, such Tax Return shall be filed in the manner that Buyer deems correct without prejudice to Seller’s rights hereunder; provided, that, for the avoidance of doubt, if such Tax Return is filed prior to the dispute being resolved by the Accounting Firm and the Accounting Firm subsequently concludes that the Tax Return, as filed, is incorrect, such Tax Return shall be amended consistent with the conclusion of the Accounting Firm. Nothing in this Section 8.1(a) shall control as to any determination of the allocation of the manner by which the parties allocate the purchase price governed by Section 2.6. For avoidance of doubt, Seller shall retain all obligations to file its income Tax returns (including to the extent such Tax Returns reflect income, gain, loss or deduction relating to the operations of the Company, or deemed disposition of the Company’s assets pursuant to the Transactions).

(b)To the extent that Buyer and Seller enter into a Transition Services Agreement in connection with the Transactions that governs the preparation of Tax Returns for Pre-Closing Tax Periods or Straddle Periods that is inconsistent with this Section 8.1, the terms of the Transition Services Agreement shall govern for the term thereof.

Section 8.2Straddle Period Allocation. Buyer and Seller shall, unless prohibited by applicable Law, close the taxable period of the Company as of the end of the Closing Date. If applicable Law does not permit the Company to close its taxable year on the Closing Date or in any case in which a Tax is assessed with respect to a Straddle Period, the Taxes, if any, attributable to such Straddle Period shall be allocated as follows: any allocation of (a) Taxes, other than those referred to in clause (b) below, shall be made by means of a closing of the books and records of the Company as of the end of the Closing Date, and (b) property Taxes and ad valorem Taxes attributable to a Straddle Period shall be allocated between such two periods in proportion to the number of days in each such period.

Section 8.3Refunds. Buyer agrees to pay or cause the Company to pay to Seller the amount of any refund (net of any costs or Taxes attributable to such refund) received after the Closing Date by Buyer or its Affiliates, including the Company, in respect of any Taxes paid prior to the Closing respecting the Company or the Business; provided, however, that Seller shall not be entitled to the amount of any Tax refund that is (a) taken into account in the calculation of Final Net Working Capital or (b) payable to another Person pursuant to any Contract to which the Company is a party as of the Closing. The Parties shall cooperate, each at its own expense, in order to take all reasonably necessary steps to claim any such refund. Subject to the foregoing, the amount of any such refund received by Buyer or its Affiliates (including the Company) shall be paid to Seller within 15 days after such refund is received.

Section 8.4Tax Audits and Contests; Cooperation.

(a)After the Closing, except as provided in Section 8.4(b), Buyer, at its sole cost and expense, shall control the conduct, through counsel of its own choosing, of any audit, claim for refund or administrative judicial or other proceeding involving any asserted Tax or refund with respect to the Company (any such audit, claim for refund or proceeding relating to an asserted Tax referred to herein as a “Contest”). If the resolution of any Contest could affect any Tax of the Company for which Seller is responsible under this Agreement, any Tax of any Seller Indemnified Party, or the right to a refund of Tax that is for the account of Seller, Buyer shall give Seller prompt notice of the Contest (which shall not be less than five days after notice from the Governmental Authority of such Contest) (provided, however, that the failure of Buyer to provide such notice within such time period shall not relieve Seller of its obligations under Article XII, except to the extent (and only to the extent) that such failure to give notice shall actually and materially prejudice any defense or claim available to Seller), and, subject to Seller’s right to control such Contest under Section 8.4(b), Buyer shall control and defend such Contest diligently and in good faith, shall permit Seller (at Seller’s expense) to participate in such Contest, and shall not settle, compromise or concede any portion of such Contest without the consent of Seller, which consent shall not be unreasonably withheld, delayed, or conditioned.

(b)In the case of a Contest that is being conducted after the Closing that relates to a Pre-Closing Period or solely to the portion of any Straddle Period ending on or before the Closing, and the resolution of which could materially affect any Tax of the Company for which Seller is responsible under this Agreement, any Tax of a Seller Indemnified Party, or the right to a refund of a Tax that is for the account of Seller, Seller shall have the right, at its election (and at Seller’s expense), to assume control of the conduct of such Contest by providing written notice to Seller, provided, that if Seller elects to assume control, (i)

Seller shall provide Buyer with copies of all material correspondence, notices and other written materials received from or provided to any Governmental Authorities and shall otherwise keep Buyer reasonably advised of significant developments in the Contest and of significant communications involving representatives of the Governmental Authorities, (ii) Buyer may participate in such Contest (at Buyer’s expense), and (iii) Seller shall not settle, compromise or concede any such Contest without the consent of Buyer, which consent shall not be unreasonably withheld, delayed or conditioned.

(c)In the case of a Contest that is being conducted after the Closing (other than those that Seller has elected to control), Buyer shall control the conduct of such Contest, provided, that to the extent such Contest relates to any Tax that Seller could be responsible for under this Agreement, any Tax of a Seller Indemnified Party, or the right to a refund that is the for the account of Seller (i) Buyer shall provide Seller with copies of all material correspondence, notices and other written materials received from or provided to any Governmental Authorities and shall otherwise keep Seller reasonably advised of significant developments in the Contest and of significant communications involving representatives of the Governmental Authorities, (ii) Seller may participate in such Contest (at Seller’s expense), and (iii) Buyer shall not settle, compromise or concede any such Contest without the consent of Seller, which consent shall not be unreasonably withheld, delayed or conditioned.

(d)Seller and Buyer shall furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Company as is reasonably requested for the filing of any Pre-Closing Tax Returns or Straddle Returns and the preparation, prosecution, defense or conduct of any Contest relating to any Pre-Closing Period or Straddle Period. Seller and Buyer shall use commercially reasonable efforts to cooperate with each other in the conduct of any Contest relating to a Pre-Closing Period or Straddle Period and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 8.4. Any information obtained under this Section 8.4(b) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or in the conduct of a Contest or other Action relating to Taxes.

(e)Buyer and Seller shall, and Buyer shall cause the Company to, (i) use their respective commercially reasonable efforts to properly retain and maintain its Tax and accounting records that are pertinent to the Company or the Business and relate to the Pre-Closing Periods and Straddle Periods for ten years and shall thereafter provide the other Party with written notice prior to any destruction, abandonment or disposition of all or any portions of such records, (ii) upon the written request of a Party made within 10 days of receipt of the notice provided under clause (i) above, transfer such records to the other Party prior to any such destruction, abandonment or disposition and (iii) allow the other Party and its agents and representatives, at times and dates reasonably and mutually acceptable to the Parties, to from time to time inspect and review such records as such Party may deem necessary or appropriate; provided, however, that in all cases, such activities are to be conducted by such Party during normal business hours and at such Party’s sole expense. Any information obtained under this Section 8.4(e) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or in the conduct of a Contest or other Action relating to Taxes.

(f)Buyer and Seller shall, upon request, use commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the Transactions).

Section 8.5Transfer and Conveyance Taxes. Buyer shall prepare and file all Tax Returns with respect to, all sales, use, value added, transfer, stamp, registration, documentary, excise, Real Property transfer or similar Taxes incurred as a result of the Transactions. Any such Taxes shall be borne 50% by Buyer and 50% by Seller. Seller and Buyer shall jointly file all required change of ownership and similar statements required to be filed by both Parties.

Section 8.6Amended Tax Returns. After the Closing Date, unless required by applicable Law, no amended Tax Return of the Company with respect to a Pre-Closing Period or Straddle Period shall be filed by or on behalf of the Company without the consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 8.7Tax Treatment. Buyer and Seller agree, for U.S. federal income Tax purposes, to treat the purchase contemplated by Section 2.1 as a purchase of the assets of the Company by Buyer and will take no actions inconsistent with such treatment.

Section 8.8Termination of Tax Sharing Agreements. Any and all Tax allocation or Tax sharing agreements between the Company and Seller or other Affiliate shall be terminated as of the Closing Date and, from and after the Closing Date, the Company shall not be obligated to make (or receive) any payment pursuant to such agreements for any past or future period.

ARTICLE IX
CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER

The obligation of Buyer to consummate the Transactions are subject to the satisfaction (or waiver by Buyer in writing) of the following conditions as of the Closing Date:
Section 9.1Representations and Warranties.

(a)Each of the Seller Fundamental Representations shall be true and correct in all respects (except for de minimis inaccuracies in respect of the representations set forth in Section 4.1, 4.2, 4.7, 5.1(a) and 5.5) as of the Closing Date (except for any such representations and warranties made as of a specific date, which shall be true and correct as of such specific date).

(b)Each of the other representations and warranties of Seller contained in Article IV and Article V, other than the representation and warranty set forth in Section 5.8(d) (without giving effect to any qualification by or reference to “material,” “material adverse effect,” “Material Adverse Effect” or any other materiality qualifications in such representations and warranties) shall be true and correct in all respects as of the Closing Date (except for any such representations and warranties made as of a specific date, which shall be true and correct as of such specific date) with only such failures to be so true and correct as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The representation and warranty set forth in Section 5.8(d) shall be true and correct in all respects as of the Closing Date.

Section 9.2Covenants and Agreements. Seller shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed and complied with by it prior to or on the Closing Date.

Section 9.3HSR Act. All applicable waiting periods under the HSR Act related to the Transactions shall have expired or been terminated.

Section 9.4CFIUS. CFIUS Approval shall have been obtained.

Section 9.5Legal Prohibition. No Action instituted by any Governmental Authority of competent jurisdiction shall be pending, no Law shall be in effect and no Order of any Governmental Authority of competent jurisdiction shall have been entered, in each case that restrains, enjoins or prohibits the performance of all or any part of this Agreement or the consummation of all or any part of the Transactions or declares unlawful the Transactions or would cause any of the Transactions to be rescinded.

Section 9.6Excluded Assets. All right, title and interest in and to the Excluded Assets shall have been transferred to Seller or its designee.

Section 9.7BP Contract. The BP Contract shall have been terminated, and BP shall have acknowledged such termination, which termination shall not impose any Liabilities or material obligations on the Company following the Closing.

Section 9.8Third Party Consents. All approvals, consents and waivers that are listed in Schedule 9.8 shall have been received, and executed copies thereof in form and substance reasonably satisfactory to Buyer shall have been delivered to Buyer at or prior to the Closing.

Section 9.9Rail Cars. The Company Rail Cars (or substantially equivalent rail cars) shall have been validly assigned or subleased to the Company pursuant to Contracts; provided, that any such subleases shall be reasonably satisfactory to Buyer and Seller.

Section 9.10Deliverables. Buyer shall have received the items listed in Section 3.2(a).

ARTICLE X
CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER

The obligation of Seller to consummate the Transactions are subject to the satisfaction (or waiver by Seller in writing) of the following conditions as of the Closing Date:
Section 10.1Representations and Warranties.

(a)Each of the Buyer Fundamental Representations shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date (except for any such representations and warranties made as of a specific date, which shall be true and correct as of such specific date).

(b)Each of the other representations and warranties of Buyer contained in Article VI shall be true and correct in all respects as of the Closing Date (except for any such representations and warranties made as of a specific date, which shall be true and correct as of such specific date), except where the failure of such representations or warranties to be true and correct has not, or would not reasonably be expected to prevent, materially delay or materially impede the ability of Buyer to consummate the Transactions.

Section 10.2Covenants and Agreements. Buyer shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed and complied with by it prior to or on the Closing Date.

Section 10.3HSR Act. All applicable waiting periods under the HSR Act related to the Transactions shall have expired or been terminated.

Section 10.4CFIUS. CFIUS Approval shall have been obtained.

Section 10.5Legal Prohibition. No Action instituted by any Governmental Authority of competent jurisdiction shall be pending, no Law shall be in effect and no Order of any Governmental Authority of competent jurisdiction shall have been entered, in each case that restrains, enjoins or prohibits the performance of all or any part of this Agreement or the consummation of all or any part of the Transactions or declares unlawful the Transactions or would cause any of the Transactions to be rescinded.

Section 10.6Deliverables. Seller shall have received the items listed in Section 3.2(b).

ARTICLE XI
TERMINATION
Section 11.1Termination. This Agreement may be terminated on or prior to the Closing Date as follows:

(a)by the mutual written consent of Buyer and Seller;

(b)by Buyer (if Buyer is not in material breach of any representation, warranty, covenant or agreement under this Agreement so as to cause any of the conditions set forth in Section 10.1 or Section  10.2 not to be satisfied), upon written notice to Seller, if there has been a violation, breach or inaccuracy of any representation, warranty, covenant or agreement of Seller contained in this Agreement, which violation, breach or inaccuracy would cause any of the conditions set forth in Section 9.1 or Section  9.2 not to be satisfied, and such violation, breach or inaccuracy has not been waived by Buyer or cured by Seller, by the earlier of the Outside Date or 10 Business Days after receipt by Seller of written notice thereof from Buyer or is not reasonably capable of being cured prior to the Outside Date;

(c)by Seller (if Seller is not in material breach of any representation, warranty, covenant or agreement under this Agreement so as to cause any of the conditions set forth in Section 9.1 or Section  9.2 not to be satisfied), upon written notice to Buyer, if there has been a violation, breach or inaccuracy of any representation, warranty, agreement or covenant of Buyer contained in this Agreement, which violation, breach or inaccuracy would cause any of the conditions set forth in Section 10.1 or Section  10.2 not to be satisfied, and such violation, breach or inaccuracy has not been waived by Seller or cured by Buyer by the earlier of the Outside Date or 10 Business Days after receipt by Buyer of written notice thereof from Seller or is not reasonably capable of being cured prior to the Outside Date;

(d)by Buyer or Seller, upon written notice to the other Party, if the Closing shall not occur (other than as a result of the failure of any Party seeking to terminate this Agreement to comply with its obligations under this Agreement) on or before (i) 5:00 p.m. (Central Time) on the 90th day following the date hereof or (ii) such later date as the Parties may agree upon in writing (such applicable date specified in the preceding clauses (i) and (ii) being referred to herein as the “Outside Date”); provided, however, that if all of the conditions set forth in Article IX and X, other than the conditions set forth in Section 9.3, 9.4, 10.3 and 10.4 and those conditions that by their nature are to be satisfied at the Closing, have been satisfied or waived or are likely to be satisfied, in each case as of the Outside Date, then the term “Outside Date” shall mean 5:00 p.m. (Central Time) on December 31, 2017; provided, further, however, that if the Parties agree to an extension of the Outside Date in accordance with Section 7.3(d), then the term “Outside Date” shall mean 5:00 p.m. (Central Time) on the date such mutually-agreed extension expires.

(e)by Buyer or Seller, upon written notice to the other Party, if a court of competent jurisdiction or any other Governmental Authority shall have issued a final, non-appealable Order preventing or otherwise prohibiting the consummation of the Transactions; or

(f)by Buyer or Seller, upon written notice to the other Party, if there shall be any Law that makes consummation of the Transactions illegal or otherwise prohibited.
Notwithstanding anything to the contrary herein, unless the Parties otherwise mutually agree, this Agreement shall automatically terminate on January 1, 2018 without any action by any of the Parties or any other Person; provided, that if the Parties agree to an extension of the Outside Date in accordance with Section 7.3(d), then the reference immediately above to January 1, 2018 shall be deemed to refer to the date that such mutually-agreed extension expires.
Section 11.2Survival After Termination. The Parties’ termination rights under Section 11.1 are in addition to any other rights they may have under this Agreement or otherwise, and the exercise of a right of termination hereunder will not be an election of remedies. If this Agreement is terminated pursuant to Section 11.1, all further obligations of the Parties under this Agreement will terminate; provided, however, that if this Agreement is terminated by Buyer, on the one hand, or Seller, on the other hand, because of the willful breach of this Agreement by the other or because one or more of the conditions to the terminating Party’s obligations under this Agreement is not satisfied as a result of the other Party’s failure to comply with any of their obligations under this Agreement, the terminating Party’s right to pursue all legal remedies will survive such termination unimpaired; provided, further, that the provisions of this Section 11.2, Section 7.5 and Article XIII shall survive any termination of this Agreement.

ARTICLE XII
INDEMNIFICATION

Section 12.1Survival. Each representation and warranty contained in this Agreement shall survive the Closing and continue in full force and effect until 12 months following the Closing (the “Release Date”); provided, however, that the Seller Fundamental Representations and the representations and warranties set forth in Section 5.9 shall survive until the date that is 30 days after the expiration of the applicable statute of limitations (the Release Date or such other date described above, as applicable, the “Expiration Date”). Notwithstanding the preceding sentences of this Section 12.1, if Buyer or Seller delivers written notice to the other Party of a claim for indemnification, which claim is asserted in good faith and with reasonable specificity (to the extent known at such time) on or prior to the applicable Expiration Date, such claim shall survive until finally resolved or judicially determined. Other than the Interim Operating Covenants, none of the covenants or other agreements contained in this Agreement shall survive the Closing Date other than those which, by their terms, contemplated performance after the Closing Date, and each such surviving covenant and agreement shall survive the Closing indefinitely or for the period expressly contemplated by its terms. The Interim Operating Covenants shall survive for a period ending on the Release Date.

Section 12.2Indemnification of Buyer. Subject to the limitations set forth in this Article XII, from and after the Closing, Seller (in such capacity, the “Seller Indemnifying Party”) shall indemnify, defend and hold harmless, to the fullest extent permitted by applicable Law, Buyer and its Affiliates, including the Company, and their respective directors, employees, officers, partners, members, agents, officers, representatives, attorneys, accountants, and equity holders, and their respective successors and assigns (collectively, the “Buyer Indemnified Parties”) from, against and in respect of any and all Losses based upon, arising out of or incurred as a result of any of the following:

(a)any breach of, or any inaccuracy in, any representation or warranty made by Seller in this Agreement (other than the Seller Fundamental Representations and the representations and warranties set forth in Section 5.9);

(b)any breach of, or any inaccuracy in, the Seller Fundamental Representations and the representations and warranties set forth in Section 5.9;

(c)the Excluded Assets or the transfer thereof as required by Section 7.14;

(d)any breach or default in performance by Seller of (i) any covenant, agreement or obligation of Seller contained in this Agreement that by its terms is to be performed in whole or in part following the Closing and (ii) the Interim Operating Covenants;

(e)all Taxes imposed on or payable by (including through withholding and deposit obligations of) the Company (or any predecessor thereof) for or attributable to any Pre-Closing Period or the portion of any Straddle Period ending on the Closing Date (determined as provided in Section 8.2);

(f)the Specified Matters;

(g)the Excluded Environmental Liabilities; and

(h)the assignment of the Commercial Contracts from the Company to Seller or its Affiliates and the assignment of (or failure to assign) the Commercial Contracts and the New Commercial Contracts from the Seller or its Affiliates to the Company, in each case as contemplated under Schedule 7.1; provided, that for purposes of this Section 12.2(h), “Losses” shall also include any special, indirect, and/or consequential damages incurred by the Buyer Indemnified Parties based upon, arising out of or incurred as a result of such assignments (or failure to assign), to the extent that such damages are the natural, probable and reasonably foreseeable result of such assignments (or failure to assign).

Section 12.3Indemnification of Seller. Subject to the limitations set forth in this Article XII, from and after the Closing, Buyer (in such capacity, the “Buyer Indemnifying Party”) shall indemnify, defend and hold harmless, to the fullest extent permitted by applicable Law, Seller and its directors, employees, officers, Affiliates, partners, members, agents, representatives, attorneys, accountants, and equity holders, and their respective successors and assigns (collectively, the “Seller Indemnified Parties”) from, against and in respect of any and all Losses based upon, arising out of or incurred as a result of any of the following:

(a)any breach of, or inaccuracy in, any representation or warranty made by Buyer in Article VI of this Agreement; and

(b)any breach or default in performance by Buyer of any covenant, agreement or obligation of Buyer contained in this Agreement that by its terms is to be performed in whole or in part following the Closing.

Section 12.4Limitations.

(a)Notwithstanding any other provision of this Agreement, (i) Seller Indemnifying Parties shall not have any obligation to indemnify any Buyer Indemnified Parties for any Loss pursuant to Section 12.2(a) in respect of any individual claim (or series of related claims) involving Losses of less than $100,000 (each such claim or series of related claims that exceeds such threshold being a “Qualifying Claim”), (ii) Seller Indemnifying Parties shall not have any obligation to indemnify any Buyer Indemnified Party for any Loss pursuant to Section 12.2(a) unless and until the aggregate amount of all such Losses in respect of Qualifying Claims incurred or sustained by all Buyer Indemnified Parties with respect to which Buyer Indemnified Parties would otherwise be entitled to indemnification under Section 12.2(a) exceeds 1.5% of the Base Consideration (the “Deductible”), whereupon the Seller Indemnifying Parties shall be liable only for such Losses in respect of Qualifying Claims in excess of 1% of the Base Consideration, but subject to Section 12.4(a)(iii) and the other provisions of this Article XII; and (iii) the aggregate liability of Seller Indemnifying Parties to indemnify the Buyer Indemnified Parties for Losses under Section 12.2(a) shall in no event exceed 10% of the Base Consideration (as adjusted pursuant to Section 2.3, Section 2.4 and Section 2.5).

(b)Notwithstanding anything to the contrary in this Agreement or otherwise, the aggregate liability of Seller Indemnifying Parties or Buyer Indemnifying Parties under this Agreement shall in no event exceed the Base Consideration (as adjusted pursuant to Section 2.3, Section 2.4 and Section 2.5).

(c)Without duplication of any amounts paid to Seller or any of its Affiliates under Schedule 2.9, the obligation of any Party or parties obligated to provide indemnification (the “Indemnifying Party”) to indemnify any Person entitled to indemnification (the “Indemnified Party”) against any Losses under Section 12.2 or Section  12.3 or otherwise under this Agreement shall be reduced (i) by any amounts actually received by any Indemnified Party pursuant to any indemnification by, or any indemnification or other agreement with, any third party with respect to such Losses or the underlying reasons therefor (net of reasonably expected costs of recovery) and (ii) by the amount of insurance proceeds or other cash receipts or sources of reimbursement actually received by any Indemnified Party from third parties, including third party insurers, with respect to such Losses or the underlying reasons therefor (net of reasonably expected costs of recovery). In furtherance of the foregoing, if an Indemnifying Party pays to any Indemnified Party an amount in respect of Losses and any Indemnified Party thereafter receives from a third party a sum in respect of the matter giving rise to such Losses that would cause such Indemnified Party to recover amounts in the aggregate that exceed the amount of the relevant Losses, then (A) if the excess was paid to a Buyer Indemnified Party, Buyer shall promptly repay to Seller an amount equal to such excess and (B) if the excess was paid to a Seller Indemnified Party, Seller shall promptly repay to Buyer an amount equal to such excess. The Indemnified Party shall use commercially reasonable efforts to recover under insurance policies or indemnity, contribution or other similar agreements for any Losses.

(d)Each Indemnified Party shall exercise commercially reasonable efforts to mitigate any Losses within a reasonable amount of time following the discovery by such Indemnified Party of the fact, event or circumstance giving rise to such Losses. The Parties shall, and shall cause their respective Affiliates to, reasonably cooperate with the other Parties in connection with any mitigation efforts related to Item 3 in Schedule 1.1(i), which mitigation efforts may include entering into Back-to-Back Agreements in accordance with Section 7.17(d).

(e)In the event that any specific Losses are suffered by any one or more Indemnified Party for which any such Indemnified Party is entitled to indemnification and any such Indemnified Party is actually indemnified by an Indemnifying Party in full with respect to all such Losses incurred by such Indemnified Party, then such Losses shall be deemed to no longer exist and, therefore, any further recovery by such Indemnified Party or any other Indemnified Party from any Indemnifying Party for such same Losses would constitute an unintended “double” recovery and shall be prohibited under this Agreement.

(f)No Buyer Indemnified Party may assert a claim for indemnification for, and Buyer shall indemnify, defend and hold harmless, to the fullest extent permitted by applicable Law, the Seller Indemnified Parties from, against and in respect of any and all Losses resulting from or arising out of, or that are attributable to the following:

(i)any cessation of operations at the Real Property after the Closing Date;

(ii)any invasive or subsurface sampling, surveys, investigations, inspections, analyses or testing, including of any soil, water, air or other media, by or on behalf of the Company, any Buyer Indemnified Party or any of their respective Affiliates after the Closing Date that are not required by any Environmental Law or Environmental Permit or otherwise by any Governmental Authority;

(iii)any liabilities arising under Environmental Laws relating to Hazardous Materials initially discovered by a Governmental Authority as a result of any notifications to, or communications with, any Governmental Authority by or on behalf of the Company, any Buyer Indemnified Party or any of their respective Affiliates, including any officer, employee or representative of the Company, any Buyer Indemnified Party or any of their respective Affiliates, on or after the Closing Date that are not required by any Environmental Law or Environmental Permit;

(iv)any contribution to or exacerbation of any Losses arising under Environmental Laws, including any Release of Hazardous Materials by any act or omission by or on behalf of the Company, any Buyer Indemnified Party or any of their respective Affiliates after the Closing Date; or

(v)any change in Environmental Law following the Closing Date.

(g)With respect to any Remedial Action that is required to satisfy any claim for indemnification by a Buyer Indemnified Party:

(i)Any Buyer Indemnified Party shall have the right (but not the obligation), by delivery of written notice to Seller, to conduct and control such Remedial Action; provided, however, that, if a Buyer Indemnified Party elects to conduct such Remedial Action (A) the Buyer Indemnified Party shall reasonably consult with Seller in good faith in advance as to the conduct of such Remedial Action, and shall reasonably consider in good faith all reasonable comments in respect thereof (if any) provided by Seller; provided, further, to the extent there is a material change in the scope or cost associated with such Remedial Action, the Buyer Indemnified Party shall further consult with Seller in good faith prior to taking such Remedial Action, (B) the Buyer Indemnified Party shall keep Seller reasonably informed of the status of the Remedial Action, (C) the Buyer Indemnified Party shall provide Seller with a copy of any material written correspondence, reports or other documents received or submitted to a Governmental Authority with respect to such Remedial Action, and (D) Seller shall have the right to reasonably monitor such Remedial Action to the extent such monitoring does not interfere with Buyer’s ability to conduct and control such Remedial Action. Any costs incurred by Seller relating to such monitoring shall be at Seller’s sole cost and expense and shall not limit any of the Buyer Indemnified Parties’ rights to indemnification hereunder. The Parties agree to reasonably cooperate with one another in connection with any such Remedial Action.

(ii)The Parties acknowledge and agree to the additional terms set forth in Schedule 12.4(g)(ii) with respect to any Remedial Action.

(h)No Buyer Indemnified Party may assert a claim for any Taxes or other related Losses to the extent (i) the Taxes are included in the calculation of the Final Net Working Capital; (ii) the Taxes resulted from Company transactions on the Closing Date but after the Closing that were outside the ordinary course of business; (iii) the Taxes resulted from actions taken by Buyer or post-Closing actions taken by the Company that violate any covenant, representation, or other obligation of Buyer in this Agreement; or (iv) the Taxes are for any period (or portion of any Straddle Period) beginning after the Closing Date; provided, that the limitation in clause (iv) shall not apply to Taxes resulting from a breach of a representation or warranty in Section 5.9(e) or Section 5.9(i). A Buyer Indemnified Party’s liability for Taxes (and other related Losses)

that arise out of an obligation to indemnify or succeed to another Person’s Tax liability (pursuant to a Contract, as a successor or transferee, or otherwise) shall be limited to such Taxes (and other related Losses) resulting from actions or events occurring prior to the Closing.

Section 12.5Limitation on Remedies.

(a)EXCEPT (i) PURSUANT TO THIS ARTICLE XII, (ii) PURSUANT TO SECTION 7.12, (iii) PURSUANT TO ARTICLE VIII, (iv) IN CONNECTION WITH ANY ADJUSTMENTS UNDER ARTICLE II or (v) IN CONNECTION WITH CLAIMS ARISING FROM OR RELATING TO A PARTY’S FRAUD OR INTENTIONAL AND WILLFUL BREACH, BUT OTHERWISE NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, IF THE CLOSING OCCURS, NO PARTY SHALL HAVE ANY LIABILITY, AND NO PARTY SHALL MAKE ANY CLAIM, FOR ANY LOSS, INCLUDING FOR ANY ENVIRONMENTAL, HEALTH OR SAFETY MATTER (AND THE PARTIES HEREBY WAIVE ANY RIGHT OF CONTRIBUTION AGAINST EACH OTHER AND THEIR RESPECTIVE AFFILIATES), UNDER THIS AGREEMENT OR ANY CERTIFICATE DELIVERED PURSUANT TO THIS AGREEMENT, WHETHER BASED IN CONTRACT, TORT, STRICT LIABILITY, COMMON LAW, OTHER LAWS OR OTHERWISE.

(b)NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, NO INDEMNIFYING PARTY OR INDEMNIFIED PARTY SHALL BE LIABLE FOR EXEMPLARY, SPECIAL, INDIRECT, PUNITIVE, CONSEQUENTIAL, REMOTE OR SPECULATIVE DAMAGES, REGARDLESS OF WHETHER SUCH DAMAGES ARE FORESEEABLE, WHETHER BASED IN CONTRACT, TORT, STRICT LIABILITY, OTHER LAW OR OTHERWISE, EXCEPT TO THE EXTENT (I) COMPRISING COMPONENTS OF LOSSES CLAIMED BY A THIRD PARTY IN ANY THIRD PARTY CLAIM FOR WHICH ANY PARTY IS OBLIGATED TO INDEMNIFY ANOTHER PARTY HEREUNDER OR (II) PROVIDED UNDER SECTION 12.2(H) OR ITEM 3 OF SCHEDULE 1.1(I).

Section12.6Additional Matters.

(a)Notwithstanding anything to the contrary in Article XII, the procedures set forth in Article II and the dispute resolution procedures set forth therein shall provide the sole and exclusive remedies for claims relating to the calculation of the Post-Closing Inventory Adjustment Amount, the Post-Closing Net Working Capital Adjustment Amount and the Post-Closing Reimbursable Capital Expenditures Adjustment Amount, and no Indemnified Party shall have recourse under this Article XII for breaches of representations and warranties contained in this Agreement to the extent that Losses that are attributable to such breach are taken into account in determining the Post-Closing Inventory Adjustment Amount, the Post-Closing Net Working Capital Adjustment Amount and the Post-Closing Reimbursable Capital Expenditures Adjustment Amount pursuant to Article II.

(b)To the extent permitted by applicable Law, any amounts payable under this Article XII shall be treated by Buyer and Seller as adjustments to the purchase price.

(c)For purposes of determining if an indemnifiable breach has occurred under Section 12.2 and Section 12.3 and for purposes of determining the amount of Losses suffered from any such breach, the Parties shall exclude all qualifications as to materiality, including “material”, “material adverse effect”, Material Adverse Effect or any other words of similar import or effect, except as used in Section 5.8(d) or in the defined term “Material Contract” (or in the definition of such term).

Section 12.7Exclusive Representations and Warranties.

(a)BUYER HAS CONDUCTED ITS OWN INDEPENDENT INVESTIGATION, REVIEW AND ANALYSIS OF THE BUSINESS, RESULTS OF OPERATIONS, PROSPECTS, CONDITION (FINANCIAL OR OTHERWISE) AND ASSETS OF THE COMPANY, AND ACKNOWLEDGES THAT IT HAS BEEN PROVIDED ADEQUATE ACCESS TO THE PERSONNEL, PROPERTIES, ASSETS, PREMISES, BOOKS AND RECORDS AND OTHER DOCUMENTS AND DATA OF SELLER AND THE COMPANY FOR SUCH PURPOSE. BUYER ACKNOWLEDGES AND AGREES (i) THAT THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE IV AND ARTICLE V OF THIS AGREEMENT AND IN ANY OTHER TRANSACTION DOCUMENT CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF SELLER AND ITS AFFILIATES IN CONNECTION WITH THE TRANSACTIONS, (ii) THAT NEITHER SELLER NOR ANY OF ITS AFFILIATES HAS MADE OR IS MAKING ANY OTHER REPRESENTATIONS AND WARRANTIES, INCLUDING ANY EXPRESS, IMPLIED OR STATUTORY REPRESENTATIONS OR WARRANTIES WITH RESPECT TO THE INTERESTS, THE COMPANY, THE ASSETS OF THE COMPANY, THE BUSINESS OF THE COMPANY OR OTHERWISE, INCLUDING ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, ENFORCEABILITY OR NON-INFRINGEMENT, INCLUDING AS TO (A) THE PHYSICAL CONDITION OR USEFULNESS FOR A PARTICULAR PURPOSE OF THE REAL OR TANGIBLE PERSONAL PROPERTY INCLUDED IN THE ASSETS OF THE COMPANY, (B) THE USE OF THE ASSETS OF THE COMPANY, AND THE OPERATION OF THE BUSINESS OF THE COMPANY BY BUYER AFTER THE CLOSING IN ANY MANNER OR (C) THE PROBABLE SUCCESS OR PROFITABILITY OF THE BUSINESS OF THE COMPANY AFTER THE CLOSING AND (iii) EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLES IV AND V AND IN ANY OTHER TRANSACTION DOCUMENT, THE INTERESTS AND ALL ASSETS OF THE COMPANY ARE CONVEYED ON AN “AS IS” AND “WHERE IS” BASIS.

(b)SELLER ACKNOWLEDGES AND AGREES THAT (i) THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE VI OF THIS AGREEMENT AND IN ANY OTHER TRANSACTION DOCUMENT CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF BUYER IN CONNECTION WITH THE TRANSACTIONS AND (ii) EXCEPT FOR SUCH REPRESENTATIONS AND WARRANTIES, THERE ARE NO REPRESENTATIONS OR WARRANTIES OF BUYER REGARDING BUYER OR THE TRANSACTIONS.

Section 12.8Notice of Claims. If a claim for Losses (a “Claim”) is to be made by an Indemnified Party against an Indemnifying Party, the Indemnified Party shall give written notice (a “Claim Notice”) to the Indemnifying Party as soon as practicable after the Indemnified Party becomes aware of any fact, condition or event which may give rise to Losses for which indemnification may be sought; provided, however, that the failure to provide such Claim Notice shall not excuse the Indemnifying Party from any of its obligations under this Article XII, except to the extent (and only to the extent) that such failure to give Claim Notice shall actually and materially prejudice any defense or claim available to the Indemnifying Party. Such Claim Notice shall describe the Claim in reasonable detail in light of the circumstances then known to such Indemnified Party, including the amount or estimated amount of damages sought thereunder to the extent ascertainable, any other remedy sought thereunder and any relative time constraints, together with a copy of the written notification of such Claim.

Section 12.9Third Party Claims.

(a)Promptly, and in any event within 30 days, after the receipt by any Indemnified Party of notice of the commencement of any Action by or involving a third party (such Action, a “Third Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, such Indemnified Party shall, if a Claim with respect thereto is to be made against any Indemnifying Party, give such Indemnifying Party written notice of such Third Party Claim in reasonable detail in light of the circumstances then known to such Indemnified Party, including the amount or estimated amount of damages sought thereunder to the extent ascertainable, any other remedy sought thereunder and any relative time constraints, together with a copy of the written notification of such Third Party Claim; provided, however, that the failure of the Indemnified Party to provide such notice within such time period shall not relieve the Indemnifying Party of its obligations under this Article XII, except to the extent (and only to the extent) that such failure to give notice shall actually and materially prejudice any defense or claim available to the Indemnifying Party.

(b)The Indemnifying Party may assume and control the defense of any Third Party Claim with counsel reasonably satisfactory to the Indemnified Party, at the Indemnifying Party’s sole expense, by notifying the Indemnified Party of such intent to do so within 30 days after receiving notice of the Third Party Claim and only so long as (i) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party has the financial resources to defend such Third Party Claim, which evidence may consist of Seller’s and its Affiliates’ publicly available financial statements, (ii) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief, (iii) the Indemnifying Party conducts the defense of such Third Party Claim actively and diligently and (iv) there is no conflict of interest between the Indemnified Party and the Indemnifying Party in the conduct of such defense and all defenses to the Indemnified Party are available to the Indemnifying Party. If the Indemnifying Party assumes the defense of a Third Party Claim after satisfying the conditions set forth in this Section 12.9(b), the Indemnifying Party will have the right to take such action as it deems necessary to avoid, dispute or defend such Third Party Claim.

(c)If the Indemnifying Party assumes the defense of a Third Party Claim after satisfying the conditions set forth in Section 12.9(b), (i) it may not settle such Third Party Claim unless (A) there is no admission of liability on the part of any Indemnified Party and no finding or admission of any violation of any Law or any violation of the rights of any Person by the Indemnified Party, (B) the sole relief provided is monetary damages that have been paid or will be promptly paid in full by the Indemnifying Party and (C) the settlement includes an unconditional release of each Buyer Indemnified Party or Seller Indemnified Party, as applicable, from all Losses with respect to such Third Party Claim; otherwise, the consent (such consent not to be unreasonably withheld, conditioned or delayed) of the Indemnified Party to such settlement shall be required, and (ii) the Indemnified Party shall have the right (but not the obligation) to participate in the defense of such Third Party Claim and to employ, at its own expense, counsel separate from counsel employed by the Indemnifying Party, subject to the Indemnifying Party’s right to control the defense of the Third Party Claim, except that the fees, costs and expenses of one counsel and, if necessary, local counsel shall be at the expense of the Indemnifying Party if the Indemnifying Party and the Indemnified Party are both named parties to the proceedings and counsel to the Indemnified Party shall have reasonably determined that representation of both parties by the same counsel would violate applicable ethical standards due to actual or potential conflicts of interest between them.

(d)If the Indemnifying Party does not assume the defense, fails to notify the Indemnified Party within the time frame required by Section 12.9(b) that the Indemnifying Party desires to defend the Third Party Claim, or if the Indemnifying Party gives such notice but fails to take reasonable steps necessary to defend diligently the Third Party Claim, then the Indemnified Party will have the right to defend the Third Party Claim by all appropriate proceedings, which proceedings will be prosecuted by the Indemnified Party in good faith and may be settled in accordance with Section 12.9(e), and the Indemnifying Party shall be liable for the reasonable fees, costs and expenses of one counsel and, if necessary, local counsel to the Indemnified Party.

(e)Whether or not the Indemnifying Party shall have assumed the defense of a Third Party Claim, the Indemnified Party shall not admit any liability with respect to, settle, compromise or discharge any Third Party Claim without the prior written consent of the Indemnifying Party, such consent not to be unreasonably withheld, conditioned or delayed.

(f)Each Party shall cooperate, and cause their respective Affiliates to cooperate, in the defense or prosecution of any Third Party Claim, including keeping the other Party fully informed of all material developments relating to or in connection with any Third Party Claim, making available records relating to such Third Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending Party, management and employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third Party Claim. Any consent to be given by the Buyer Indemnified Parties under this Section 12.9 shall be given by Buyer acting on behalf of the Buyer Indemnified Parties, and any consent to be given by the Seller Indemnified Parties under this Section 12.9 shall be given by Seller acting on behalf of Seller Indemnified Parties.

(g)To the extent that any matter set forth in this Section 12.9 may overlap or conflict with any procedures contained in Section 8.4, the provisions of Section 8.4 shall govern with respect to Taxes.

ARTICLE XIII
MISCELLANEOUS

Section 13.1Expenses. Except as otherwise expressly provided herein, Seller and Buyer shall each pay all of their own fees, costs and expenses (including fees and disbursements of attorneys, financial advisors and accountants) in connection with the negotiation of the Transaction Documents, the performance of their obligations thereunder and the consummation of the Transactions, whether or not the Closing shall have occurred; provided, however, that Buyer shall be responsible for all filing and other similar fees payable in connection with any filings or submissions under the HSR Act. For the avoidance of doubt, Seller shall pay the fees, costs and expenses of the Company in connection with the Transactions.

Section 13.2Entire Agreement. The Transaction Documents constitute the entire agreement of the parties hereto and thereto with respect to the subject matter contained herein and therein and supersede all prior and contemporaneous agreements, negotiations, correspondence, undertakings and communications of the parties or their representatives, oral or written, respecting such subject matter; provided, that the Confidentiality Agreement shall continue to survive until the Closing in accordance with its terms other than the non-solicit and no contact provisions therein, which shall terminate upon execution of this Agreement.

Section 13.3Notices. Any notice or other communication required or permitted under this Agreement will be deemed to have been duly given and made if (a) in writing and served by personal delivery upon the Party for whom it is intended; (b) one Business Day after being delivered by a nationally recognized overnight delivery service or by certified mail, registered mail or courier service, return-receipt received to the Party at the address set forth below, to the Persons indicated; or (C) delivered by electronic mail with receipt confirmed:

If to Buyer to:
Husky Superior Refining Holding Corp.
5550 Blazer Pkwy., Suite 200
Dublin, Ohio 43017
Attention: James D Girgulis, Senior VP, General Counsel & Secretary
     Dan Syphard, Legal Counsel, U.S. Operations
Email: James.D.Girgulis@huskyenergy.com
Dan.Syphard@huskyenergy.com
with a copy (which shall not constitute notice) to:
Milbank, Tweed, Hadley & McCloy LLP
28 Liberty Street
New York, New York 10005
Attention: Fiona Schaeffer
John D. Franchini

Email: FSchaeffer@milbank.com
JFranchini@milbank.com

If to Seller to:
Calumet Lubricants Co. Limited Partnership.
2780 Waterfront Parkway East Drive, Suite 200
Indianapolis, Indiana 46214
Attention: Gregory J. Morical
Vice President and General Counsel
Email: greg.morical@calumetspecialty.com
with a copy (which shall not constitute notice) to:
Kirkland & Ellis LLP
600 Travis Street, Suite 3300
Houston, TX 77002
Attention: John D. Pitts, P.C.
Bradford B. Rossi
Email:     john.pitts@kirkland.com
bradford.rossi@kirkland.com

Any Party may change the address to which notices and other communications hereunder are to be delivered by giving the other Party notice in the manner set forth in this Section 13.3.
Section 13.4Amendment; Waiver. This Agreement may not be amended, except by an instrument in writing signed on behalf of each Party. Waiver of any term or condition of this Agreement by any Party shall only be effective if in writing and shall not be construed as a waiver of any subsequent breach or failure of the same term or condition or a waiver of any other term or condition of this Agreement. No failure or delay on the part of any Party in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.

Section 13.5Binding Effect; Assignment. Neither Party may assign its rights, interests or obligations under this Agreement without the prior written consent of Buyer (in the case of any assignment by Seller) or Seller (in the case of any assignment by Buyer), which consent shall not be unreasonably withheld, conditioned or delayed, and any purported assignment or other transfer without such consent shall be void and unenforceable. No assignment will relieve the assigning Party of any of its obligations hereunder. This Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section13.6No Third Party Beneficiary. Except as expressly set forth in Article XII (Indemnification), nothing in this Agreement shall confer any rights, remedies or claims of any nature whatsoever upon any Person not a Party or a permitted assign of a Party.

Section 13.7Governing Law. This Agreement and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by the internal Laws of the State of Delaware without giving effect to the principles of conflict of laws thereof.

Section 13.8Consent to Jurisdiction and Service of Process. Any Action seeking to enforce any provision of, or, directly or indirectly arising out of or in any way relating to, this Agreement or the Transactions, whether in law or in equity, whether in contract or in tort or otherwise, shall be brought and maintained solely in the Court of Chancery in and for the State of Delaware and, to the extent that jurisdiction cannot be obtained in the Court of Chancery, then the state courts located in the State of Delaware or the Federal Courts of the United States sitting within the State of Delaware and any appellate court from such state or Federal Court, and each of the Parties hereby irrevocably and unconditionally consents to the exclusive jurisdiction of such courts in any such Action and irrevocably and unconditionally waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action brought in any such court has been brought in an inconvenient forum. Process in any such Action may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 13.3 shall be deemed effective service of process on such Party.

Section 13.9WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.9.

Section13.10Specific Performance. Buyer and Seller agree that irreparable damage would occur and that they would not have any adequate remedy at law if any provision of this Agreement were not performed by them in accordance with the terms hereof or were otherwise breached. Buyer and Seller further agree that the Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions hereof and to specific performance of the terms hereof, in addition to any other remedy at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (a) either Party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity (it being understood that nothing in this sentence shall prohibit the Parties from raising other defenses to a claim for specific performance or other equitable relief under this Agreement). Buyer and Seller further agree that no Party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 13.10, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 13.11Rules of Construction. The Parties have participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. Each covenant, term and provision of this Agreement will be construed simply according to its fair meaning; prior drafts of this Agreement or the fact that any clauses have been added, deleted or otherwise modified from any prior drafts of this Agreement will not be used as an aid of construction or otherwise constitute evidence of the intent of the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of such prior drafts.

Section 13.12Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the provisions of this Agreement will remain in full force and effect and will not be affected, impaired, invalidated or rendered unenforceable so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such a determination, Buyer and Seller shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a reasonably acceptable manner so that the Transactions may be consummated as originally contemplated to the fullest extent possible.

Section 13.13Counterparts. This Agreement may be signed in any number of counterparts with the same effect as if the signatures to each counterpart were upon a single instrument, each of which will be deemed an original but all of which together will be deemed one and the same agreement. Facsimile signatures or signatures received as a .pdf attachment to electronic mail will be treated as original signatures for all purposes of this Agreement. This Agreement will become effective when, and only when, each Party will have received a counterpart hereof signed by all of the other Parties.

Section 13.14Disclosure Schedules. Except as set forth in this Agreement, the inclusion of any information (including dollar amounts) in Disclosure Schedules shall not be deemed to be an admission or acknowledgment by any Party that such information is required to be listed on such section of the relevant schedule or is material to or outside the ordinary course of business of any Person. The information contained in this Agreement, the exhibits hereto and the Disclosure Schedules is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any Party to any third party of any matter whatsoever (including any violation of any Law or breach of contract). Unless the context otherwise requires, all capitalized terms used in the Disclosure Schedules shall have the respective meanings assigned in this Agreement. The Disclosure Schedules set forth items of disclosure with specific reference to the particular Section or subsection of this Agreement to which the information in the Disclosure Schedules relates; provided, however, that any information set forth in one Section of the Disclosure Schedules will be deemed to apply to each other section or subsection thereof to which its relevance is reasonably apparent on its face. Seller shall have the right to disclose additional matters in a supplemental letter to Buyer from time to time prior to the Closing that come to the Knowledge of Seller after the date hereof that, had such additional matters been existing, occurring or known on the date hereof, would have been required to be set forth or described in the Seller Disclosure Schedules delivered to Buyer on the date of this Agreement in order to make the representations and warranties true and correct as of the date of this Agreement and as of the Closing Date. Such additional matters shall be disregarded and deemed to not have cured any breach of any representation or warranty under this Agreement for purposes of (a) determining if the conditions to Closing in Article IX have been met and (b) the indemnification rights of the Buyer Indemnified Parties hereunder.

Section 13.15Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, financing source, lender, agent, attorney, representative or Affiliate of any Party or of any of their respective Affiliates (unless such Affiliate is expressly a party to this Agreement) shall have any liability (whether in contract or in tort or otherwise) for any obligations or liabilities arising under, in connection with or related to this Agreement (including any certificate delivered pursuant to this Agreement) or for any claim based on, in respect of, or by reason of, this Agreement or the Transactions; provided, however, that nothing in this Section 13.15 shall limit any liability of the Parties for breaches of the terms and conditions of this Agreement. Each Party hereby waives, and shall cause each of its Affiliates to waive, any claims or other method of recovery, whether based in contract, tort or strict liability or under applicable Law, against any such Persons arising under, in connection with or related to this Agreement, the other Transaction Documents and the Transactions.

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IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP

By: Calumet LP GP, LLC
Its: General Partner

By: Calumet Operating, LLC
Its: Sole Member

By: Calumet Specialty Products Partners, L.P.
Its: Sole Member

By: Calumet GP, LLC
Its: General Partner

By: /s/ Timothy Go
Name: Timothy Go
Title: Chief Executive Officer

Signature Page to Membership Interest Purchase Agreement

HUSKY SUPERIOR REFINING HOLDING CORP.

By: /s/ Jerry Miller
Name: Jerry Miller
Title: Vice President

By: /s/ Scott Howard
Name: Scott Howard
Title: Vice President

Signature Page to Membership Interest Purchase Agreement